Exhibit 99.1
TELESAT CANADA
Quarterly Report

For the Three and Nine Month Periods Ended September 30, 2009

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified. On September 30, 2009, the Bank of Canada noon rate was CDN$1 = USD$0.9327.
The financial information presented herein has been prepared on the basis of Canadian GAAP, which differs in certain respects from United States GAAP. For a summary of differences between Canadian and United States GAAP, please refer to note 25 to the audited consolidated financial statements of Telesat Holdings Inc. for the fiscal year ended December 31, 2008 filed as part of Telesat Canada’s final prospectus dated June 29, 2009 filed with the US Securities and Exchange Commission and to note 19 to the unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2009 contained in this Quarterly Report.

i

PART I. FINANCIAL INFORMATION
Item 1. Financial Statements
TELESAT HOLDINGS INC.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

FOR THE PERIOD ENDED SEPTEMBER 30		Three Months		Nine Months
(in thousands of Canadian dollars) (unaudited)	Notes	2009	2008	2009	2008
Operating revenues
Service revenues		181,984	166,660	578,228	483,741
Equipment sales revenues		4,994	5,540	13,982	20,656

Operating revenues	(3)	186,978	172,200	592,210	504,397

Amortization		58,526	57,371	183,399	173,433
Operations and administration		55,609	57,684	173,107	176,736
Cost of equipment sales		3,734	4,575	12,150	16,490

Total operating expenses		117,869	119,630	368,656	366,659

Earnings from operations		69,109	52,570	223,554	137,738
Interest expense	(4)	67,134	64,083	204,933	185,120
Other expense (income)	(5)	(211,544)	55,712	(360,505)	107,527

Earnings (loss) before income taxes		213,519	(67,225)	379,126	(154,909)
Income tax expense	(6)	10,095	(5,121)	27,742	(3,801)

Net earnings (loss) applicable to common shares		203,424	(62,104)	351,384	(151,108)

TELESAT HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE PERIOD ENDED SEPTEMBER 30	Three Months		Nine Months
(in thousands of Canadian dollars) (unaudited)	2009	2008	2009	2008

Net income (loss)	203,424	(62,104)	351,384	(151,108)
Other comprehensive income (loss):
Unrealized gain (loss) on translation of financial statements of self sustaining foreign operations	(1,144)	(1,827)	1,634	(1,873)
Related tax	36	57	346	117

Comprehensive income (loss)	202,316	(63,874)	353,364	(152,864)

TELESAT HOLDINGS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Accumulated	Total Accumulated Deficit
					Other	And Accumulated Other
FOR THE PERIOD ENDED SEPTEMBER 30		Common	Preferred	Accumulated	Comprehensive	Comprehensive Income	Contributed	Total Shareholders’
(in thousands of Canadian dollars) (unaudited)	Notes	Shares	Shares	Deficit	Income (Loss)	(Loss)	Surplus	Equity
Balance at January 1, 2009		756,414	541,764	(826,452)	(7,742)	(834,194)	5,448	469,432
Net earnings		—	—	351,384	—	351,384	—	351,384
Unrealized gains on translation of financial statements of self sustaining foreign operations		—	—	—	1,634	1,634	—	1,634
Related tax		—	—	—	346	346	—	346
Stock-based compensation	(14)	—	—	—	—	—	4,556	4,556

Balance at September 30, 2009		756,414	541,764	(475,068)	(5,762)	(480,830)	10,004	827,352

Balance at January 1, 2008		756,414	541,764	(4,051)	(599)	(4,650)	—	1,293,528
Net (loss)		—	—	(151,108)	—	(151,108)	—	(151,108)
Unrealized losses on translation of financial statements of self sustaining foreign operations		—	—	—	(1,873)	(1,873)	—	(1,873)
Related tax		—	—	—	117	117	—	117

Balance at September 30, 2008		756,414	541,764	(155,159)	(2,355)	(157,514)	—	1,140,664

TELESAT HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS

		September 30,	December 31,
(in thousands of Canadian dollars) (unaudited)	Notes	2009	2008
Assets
Current assets
Cash and cash equivalents	(11)	116,509	98,539
Accounts receivable		60,182	61,933
Current future tax asset		1,877	2,581
Other current assets		29,110	49,187

Total current assets		207,678	212,240
Satellites, property and other equipment, net	(3), (7)	1,930,862	1,883,576
Other long-term assets		40,267	42,303
Intangible assets, net	(8)	532,379	582,035
Goodwill	(8)	2,446,603	2,446,603

Total assets		5,157,789	5,166,757

Liabilities
Current liabilities
Accounts payable and accrued liabilities		62,676	44,455
Other current liabilities		141,974	142,432
Debt due within one year	(9)	21,583	23,272

Total current liabilities		226,233	210,159
Debt financing	(9)	3,065,723	3,513,223
Future tax liability		295,406	266,372
Other long-term liabilities		601,640	566,136
Senior preferred shares		141,435	141,435

Total liabilities		4,330,437	4,697,325

Shareholders’ equity
Common shares (74,252,460 common shares issued and outstanding)		756,414	756,414
Preferred shares		541,764	541,764

		1,298,178	1,298,178

Accumulated deficit		(475,068)	(826,452)
Accumulated other comprehensive loss		(5,762)	(7,742)

		(480,830)	(834,194)

Contributed surplus		10,004	5,448

Total shareholders’ equity		827,352	469,432

Total liabilities and shareholders’ equity		5,157,789	5,166,757

TELESAT HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED SEPTEMBER 30		Three Months		Nine Months
(in thousands of Canadian dollars) (unaudited)	Notes	2009	2008	2009	2008
Cash flows from operating activities
Net earnings (loss)		203,424	(62,104)	351,384	(151,108)
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization		58,526	57,371	183,399	173,433
Future income taxes		10,525	(6,356)	30,970	(9,170)
Unrealized foreign exchange loss (gain)		(281,429)	136,542	(467,209)	211,355
Unrealized loss (gain) on derivatives		88,532	(79,514)	131,567	(119,728)
Dividends on preferred shares		3,216	2,475	10,141	7,380
Stock-based compensation expense		1,488	—	4,556	—
(Gain)/Loss on disposal of assets		(36,380)	3,425	(34,658)	695
Other		5,660	(10,206)	(10,716)	(30,675)
Customer prepayments on future satellite services		1,039	2,809	4,348	23,180
Operating assets and liabilities	(11)	29,057	43,753	6,937	31,102

		83,658	88,195	210,719	136,464

Cash flows (used in) from investing activities
Satellite programs		(97,734)	(85,138)	(218,915)	(206,885)
Property additions		(1,766)	(2,720)	(4,798)	(6,423)
Insurance proceeds	(7)	—	—	—	4,006
Proceeds on disposals of assets		70,769	24	71,294	4,632

		(28,731)	(87,834)	(152,419)	(204,670)

Cash flows from (used in) financing activities
Debt financing and bank loans		—	50,924	23,880	183,482
Repayment of bank loans and debt financing		(7,880)	(5,787)	(46,341)	(76,599)
Capital lease payments		(10,302)	(22,464)	(13,816)	(27,905)
Satellite performance incentive payments		(1,353)	(977)	(4,340)	(2,829)

		(19,535)	21,696	(40,617)	76,149

Effect of changes in exchange rates on cash and cash equivalents		321	781	287	1,659

Increase in cash and cash equivalents		35,713	22,838	17,970	9,602
Cash and cash equivalents, beginning of period		80,796	28,967	98,539	42,203

Cash and cash equivalents, end of period	(11)	116,509	51,805	116,509	51,805

Supplemental disclosure of cash flow information
Interest paid		41,594	45,538	206,750	200,477
Income taxes paid		1,823	245	5,818	1,077

		43,417	45,783	212,568	201,554

TELESAT HOLDINGS INC.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
The interim consolidated financial statements do not conform in all respects to the requirements of annual financial statements, and should be read in conjunction with Telesat Holdings Inc. (“Telesat” or the “Company”) consolidated financial statements for the year ended December 31, 2008.
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The Company has prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same basis of presentation and accounting policies as outlined in notes 1 and 2 to the consolidated financial statements for the year ended December 31, 2008, except as follows:
On January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 “Goodwill and Intangible Assets”. This standard applies to goodwill and intangible assets subsequent to the initial recognition in a business combination and establishes standards for the recognition, measurement, presentation and disclosure of intangible assets. The standard has no material impact on Telesat’s reporting.
In January 2009, the CICA’s Emerging Issues Committee (EIC) issued Abstract No. 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC 173 requires an entity to take into account its own credit risk and that of the relevant counterparty(s) when determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC, which was effective for Telesat on January 1, 2009, had no impact on the Company’s Balance Sheet or on the Statement of Earnings (Loss) because the aforementioned credit risks had been incorporated into the valuation methodology before the EIC was issued.
In January 2009, the CICA issued Handbook Section 1582 “Business Combinations”, which will replace CICA Handbook Section 1581 “Business Combinations”. The CICA also issued Handbook Section 1601 “Consolidated Financial Statements” and Handbook Section 1602 “Non-Controlling Interests”, which will replace CICA Handbook Section 1600 “Consolidated Financial Statements”. The new standards are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The objective of the new standards is to harmonize Canadian GAAP for business combinations and consolidated financial statements with the International and U.S. accounting standards. The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period, commencing January 1, 2011, with earlier application permitted. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards will not be adjusted upon application of these new standards.
In June 2009, the CICA amended Handbook Section 3862 “Financial Instruments — Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009.
2. BUSINESS ACQUISITIONS
On May 9, 2008, The SpaceConnection Inc. (“SpaceConnection”), a wholly-owned subsidiary of Telesat, completed the acquisition of the assets of Fifth Dimension Television, with the effective date of the agreement being April 1, 2008. The purchase price is based on a profit-sharing arrangement for a percentage of future monthly occasional use revenues collected, as well as a percentage of future margins on certain space only customer contracts, from the effective date of the acquisition until December 31, 2010, and will not exceed $0.8 million.

3. SEGMENTED INFORMATION
Telesat operates in a single industry segment, in which it provides satellite-based services to broadcast, enterprise and consulting customers around the world.
Revenues are derived from the following service lines:

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2009	2008	2009	2008
Broadcast	94,761	81,050	303,656	241,589
Enterprise	83,945	83,449	265,840	242,464
Consulting and Other	8,272	7,701	22,714	20,344

Total operating revenues	186,978	172,200	592,210	504,397

	Three Months		Nine Months
	Ended September 30		Ended September 30
Geographic Information	2009	2008	2009	2008
Revenues — Canada	96,732	85,708	298,005	253,273
Revenues — United States	58,771	57,829	192,214	170,282
Revenues — Europe, Middle East & Africa	16,171	11,666	48,019	32,570
Revenues — Asia & Australia	3,945	8,006	20,505	23,725
Revenues — Latin America & Caribbean	11,359	8,991	33,467	24,547

Total operating revenues	186,978	172,200	592,210	504,397

As at September 30, 2009 and December 31, 2008, the $2,446.6 million of goodwill was not allocated to geographic regions.
Satellites, property and other equipment by geographic region, based on the location of the asset, are allocated as follows:

	September 30,	December 31,
	2009	2008
Satellites, property and other equipment — Canada	1,462,780	1,431,145
Satellites, property and other equipment — United States	459,119	441,809
Satellites, property and other equipment — all others	8,963	10,622

Total satellites, property and other equipment	1,930,862	1,883,576

4. INTEREST EXPENSE

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2009	2008	2009	2008
Debt service costs	68,695	72,496	212,654	208,639
Dividends on senior preferred shares	3,216	2,475	10,141	7,380
Capitalized interest	(4,777)	(10,888)	(17,862)	(30,899)

	67,134	64,083	204,933	185,120

5. OTHER EXPENSE (INCOME)

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2009	2008	2009	2008
Foreign exchange loss (gain)	(273,123)	123,577	(460,808)	225,794
Loss (gain) on financial instruments	94,918	(69,252)	131,499	(119,728)
Interest income	(38)	(318)	(510)	(1,102)
Performance incentive payments and milestone interest expense	1,044	860	3,319	2,618
Other	(34,345)	845	(34,005)	(55)

	(211,544)	55,712	(360,505)	107,527

On July 9, 2009, the Company terminated its leasehold interest in the Telstar 10 satellite and transferred certain related customer contracts. The satellite and related revenue backlog and customer relationships were transferred for total consideration of $80 million, of which $8 million are deferred payments recorded in Accounts receivable, with a resulting gain of $34.9 million included in Other. In light of the complexities of the regulatory environment associated with the satellite, and the upcoming requirement to replace Telstar 10, the Company decided to terminate its leasehold interest.
In May 2009, Telesat Network Services Inc., a wholly-owned subsidiary of Telesat, sold the equipment at its Kapolei site and transferred the operating lease for the premises to the buyer of the equipment. Proceeds on this sale were $0.5 million and the resulting loss of $0.2 million is included in Other.
In May 2008, Skynet Satellite Corporation, a wholly-owned subsidiary of Telesat, sold its Hawley facility. Proceeds on this sale were $4.1 million and the resulting loss on the sale of $0.1 million is included in Other.
In February 2008, Infosat Communications Inc., a wholly-owned subsidiary of Telesat, sold its security division. Proceeds on this sale were $0.6 million and the resulting gain on the sale of $0.4 million is included in Other.
6. INCOME TAX EXPENSE
A reconciliation of the statutory income tax rate, which is a composite of federal and provincial rates, to the effective income tax rate is as follows:

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2009	2008	2009	2008
Statutory income tax rate	32.47%	33.0%	32.47%	33.0%
Permanent differences	(10.88%)	(12.4%)	(10.19%)	(10.5%)
Effect of future tax rates on temporary differences	(2.31%)	(3.1%)	(2.66%)	(4.2%)
Change in valuation allowance	(14.38%)	(9.5%)	(14.36%)	(11.5%)
Other	(0.18%)	(0.4%)	2.06%	(4.3%)

Effective income tax rate	4.72%	7.6%	7.32%	2.5%

The components of the income tax expense are as follows:

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2009	2008	2009	2008
Current	(430)	1,235	(3,228)	5,369
Future	10,525	(6,356)	30,970	(9,170)

Total income tax expense	10,095	(5,121)	27,742	(3,801)

7. SATELLITES, PROPERTY AND OTHER EQUIPMENT

		Accumulated	Net Book
September 30, 2009	Cost	Amortization	Value
Satellites	1,747,952	(282,183)	1,465,769
Earth stations	144,407	(31,577)	112,830
Transponders under capital lease	28,149	(7,110)	21,039
Office buildings and other	31,629	(8,551)	23,078
Construction in progress	308,146	—	308,146

	2,260,283	(329,421)	1,930,862

		Accumulated	Net Book
December 31, 2008	Cost	Amortization	Value
Satellites	1,544,396	(177,768)	1,366,628
Earth stations	139,227	(19,012)	120,215
Transponders under capital lease	34,189	(4,943)	29,246
Office buildings and other	36,248	(8,555)	27,693
Construction in progress	339,794	—	339,794

	2,093,854	(210,278)	1,883,576

The Nimiq 5 satellite was launched in September 2009 and is included in construction in progress. The Nimiq 5 satellite was transferred to the satellites category upon final acceptance in October 2009.
A no claims bonus of $2.3 million was received in January 2009 on the Nimiq 4 satellite, and a no claims bonus of $2.8 million was received in June 2009 on the T11N satellite. The proceeds reduced the cost of the satellites.
The Telstar 11N satellite was launched in February 2009, and was transferred out of construction in progress to satellites in March 2009.
During the second quarter of 2008 Telesat received $4.0 million of insurance proceeds on Anik F3. These proceeds reduced the cost of the satellite.
In April 2008, SpaceConnection renegotiated the terms of two of its capital leases. The result was a reduction to the cost of transponders under capital lease of $13.8 million and a reduction to capital lease liabilities of $14.6 million, and a gain of $0.5 million reflected in other income (note 5).

8. GOODWILL AND INTANGIBLE ASSETS

		Accumulated	Net Book
September 30, 2009	Cost	Amortization	Value
Finite life intangible assets:
Revenue backlog	268,123	(67,660)	200,463
Customer relationships	197,919	(22,090)	175,829
Favourable leases	2,997	(1,573)	1,424
Concession right	1,407	(70)	1,337
Transponder rights	29,567	(6,640)	22,927
Patents	59	(7)	52

	500,072	(98,040)	402,032
Indefinite life intangible assets:
Orbital slots	113,347	—	113,347
Trade name	17,000	—	17,000

Intangible assets	630,419	(98,040)	532,379
Goodwill	2,446,603	—	2,446,603

Goodwill and intangible assets	3,077,022	(98,040)	2,978,982

		Accumulated	Net Book
December 31, 2008	Cost	Amortization	Value
Finite life intangible assets:
Revenue backlog	274,487	(44,988)	229,499
Customer relationships	207,704	(14,500)	193,204
Favourable leases	4,816	(1,987)	2,829
Concession right	1,230	—	1,230
Transponder right	28,497	(3,626)	24,871
Patents	59	(4)	55

	516,793	(65,105)	451,688
Indefinite life intangible assets:
Orbital slots	113,347	—	113,347
Trade name	17,000	—	17,000

Intangible assets	647,140	(65,105)	582,035
Goodwill	2,446,603	—	2,446,603

Goodwill and intangible assets	3,093,743	(65,105)	3,028,638

Telesat continues to monitor whether the impact of the current uncertain economic times results in a requirement to test its balance of goodwill more frequently than on an annual basis. Currently no such trigger events have been identified which would require such a test.

9. DEBT FINANCING

	September 30,	December 31,
	2009	2008
Senior secured credit facilities:
Revolving facility	—	—
The Canadian term loan facility	187,500	195,000
The U.S. term loan facility	1,808,194	2,087,010
The U.S. term loan II facility	155,156	179,207
Senior notes	713,317	818,620
Senior subordinated notes	223,139	256,400
Other debt financing	—	258

	3,087,306	3,536,495
Current portion	(21,583)	(23,272)

Long term portion	3,065,723	3,513,223

The outstanding debt balances above, with the exception of the revolving credit facility and the Canadian term loan, are shown net of related debt issuance costs. The debt issuance costs related to the revolving credit facility and the Canadian term loan are included in other assets and are amortized to interest expense on a straight-line basis. All other debt issuance costs are amortized to interest expense using the effective interest method.
The senior secured credit facilities are secured by substantially all of Telesat’s assets. The Senior Notes and Senior Subordinated Notes are denominated in U.S. dollars.
10. RESTRUCTURING LIABILITIES
In connection with the acquisition of Telesat Canada and substantially all of the assets of Loral Skynet, restructuring liabilities were recorded on the date of the acquisition for severance amounts to be paid to employees as part of the restructuring. At December 31, 2008, the outstanding restructuring liabilities were $2.0 million and are expected to be paid by January 2010. In June 2009, a new restructuring liability of $3.1 million was recorded. During the first nine months of 2009, payments of $3.7 million were made and additional provisions totaling $1.1 million were added, resulting in total outstanding liabilities of $2.5 million included in accounts payable and accrued liabilities as at September 30, 2009.

11. CASH FLOW INFORMATION

	September 30,	September 30,
	2009	2008
Cash and cash equivalents is comprised of:
Cash	90,963	26,206
Short term investments, original maturity 90 days or less	25,546	25,599

	116,509	51,805

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2009	2008	2009	2008
Changes in operating assets and liabilities are comprised of:
Accounts and notes receivable	3,804	(606)	7,820	686
Other current assets	2,511	4,371	8,893	3,669
Accounts payable and accrued liabilities	49,313	29,534	32,672	(12,828)
Income tax payable	2,216	1,174	(1,624)	3,706
Other current liabilities	(28,787)	9,280	(40,824)	35,869

	29,057	43,753	6,937	31,102

Non-cash investing and financing activities are comprised of:
Purchase of satellites, property and other equipment	12,348	1,375	14,054	2,972
12. CAPITAL DISCLOSURES
Telesat Holdings Inc. is a privately held company. The Company’s financial strategy is designed to maintain compliance with its financial covenants under its senior secured credit facility, and to provide adequate returns to its shareholders and other stakeholders. Telesat meets these objectives through its monitoring of its financial covenants and operating results on a quarterly basis.
The Company defines its capital as follows:

September 30,
2009
Shareholders’ equity, excluding accumulated other comprehensive loss	833,114
Debt financing	3,087,306
Cash and cash equivalents	116,509

Telesat manages its capital by measuring the financial covenant ratios contained in its senior secured credit agreement (the “credit agreement”), dated October 31, 2007 and which terminates in October 2014. As of September 30, 2009, the Company was subject to two financial covenant compliance tests: a maximum Consolidated Total Debt to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for covenant purposes ratio test and a minimum Consolidated EBITDA for covenant purposes to Consolidated Interest Expense ratio test. Compliance with financial covenants is measured on a quarterly basis.
As of September 30, 2009, Telesat’s Consolidated Total Debt to Consolidated EBITDA for covenant purposes ratio, for credit agreement purposes, was 5.66:1 which was less than the maximum test ratio of 8.50:1. The Consolidated EBITDA for covenant purposes to Consolidated Interest Expense ratio, for credit agreement compliance purposes, was 1.98:1, which was greater than the minimum test ratio of 1.25:1.
For the quarter ending December 31, 2009, the Consolidated Total Debt to Consolidated EBITDA for covenant purposes ratio test becomes 8.25:1, and the ratio test generally becomes more restrictive over the life of the credit agreement, such that for the period beginning October 1, 2013, the ratio test is a maximum of 5.50:1. For the quarter ending December 31, 2009, the minimum Consolidated EBITDA for covenant purposes to Consolidated Interest Expense ratio becomes 1.30:1, and the ratio test generally becomes more restrictive over the life of the credit agreement, such that for the quarter ending September 30, 2014, the minimum test ratio is 1.95:1.
As part of the on-going monitoring of Telesat’s compliance with its financial covenants, interest rate risk due to variable interest rate debt is managed through the use of interest rate swaps (note 13), and foreign exchange risk exposure arising from principal and interest payments on Telesat’s debt is partially managed through a cross currency basis swap (note 13). In addition, operating expenses are tracked against budget on a monthly basis, and this analysis is reviewed by senior management.
13. FINANCIAL INSTRUMENTS
Fair value
At September 30, 2009 and December 31, 2008, the fair value of the debt financing is equal to the market value derived from transactions and quotations from third parties excluding financing charges considering market interest rates.
The carrying amounts and fair values of financial instruments were as follows as at:

	Carrying Value
September 30, 2009	Held for	Available for	Loans &
Financial assets	Trading	Sale	Receivables	Total	Fair Value
Cash and cash equivalents	116,509	—	—	116,509	116,509
Accounts receivable	—	—	60,182	60,182	60,182
Derivative financial instruments	250	—	—	250	250
Other assets	7,083	636	3,052	10,771	10,771

	123,842	636	63,234	187,712	187,712

	Carrying Value
September 30, 2009	Held for
Financial liabilities	Trading	Other	Total	Fair Value
Accounts payable and accrued liabilities	—	62,676	62,676	62,676
Debt	—	3,087,306	3,087,306	3,106,110
Derivative financial instruments	174,757	—	174,757	174,757
Other liabilities	—	300,179	300,179	320,873

	174,757	3,450,161	3,624,918	3,664,416

	Carrying Value
December 31, 2008	Held for	Available for	Loans &
Financial assets	Trading	Sale	Receivables	Total	Fair Value
Cash and cash equivalents	98,539	—	—	98,539	98,539
Accounts receivable	—	—	61,933	61,933	61,933
Derivative financial instruments	19,602	—	—	19,602	19,602
Other assets	14,936	637	2,202	17,775	17,775

	133,077	637	64,135	197,849	197,849

	Carrying Value
December 31, 2008	Held for
Financial liabilities	Trading	Other	Total	Fair Value
Accounts payable and accrued liabilities	—	44,455	44,455	44,455
Debt	—	3,536,237	3,536,237	2,371,014
Derivative financial instruments	82,255	—	82,255	82,255
Other liabilities	—	291,770	291,770	195,371

	82,255	3,872,462	3,954,717	2,693,095

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at the balance sheet date of September 30, 2009.
Credit risk
Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short term investments, derivative assets, other assets and accounts receivable. At September 30, 2009, the maximum exposure to credit risk is equal to the carrying value of the Company’s financial assets, $187.7 million (December 31, 2008 — $197.8 million), as listed above.
At September 30, 2009, North American and International customers made up 64% and 36% of the outstanding trade receivables balance, respectively.

Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts at September 30, 2009 was $7.3 million (December 31, 2008 — $5.4 million). A reconciliation of the allowance for doubtful accounts is as follows:

September 30,
2009

January 1, 2009 balance	5,397
Provision for receivables impairment	457
Receivables written off during the period as uncollectible	(125)

March 31, 2009 balance	5,729

Provision for receivables impairment	1,623
Receivables written off during the period as uncollectible	(225)

June 30, 2009 balance	7,127

Provision for receivables impairment	337
Receivables written off during the period as uncollectible	(144)

September 30, 2009 balance	7,320

Foreign exchange risk
The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on the US dollar denominated debt financing. At September 30, 2009, approximately $2,976 million of the total debt financing before the netting of debt issuance costs is the Canadian dollar equivalent of the US dollar denominated portion of the debt.
Telesat uses forward contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments. At September 30, 2009, the Company had $33.6 million of outstanding foreign exchange contracts which require the Company to pay Canadian dollars to receive US $31.6 million for future capital expenditures. At September 30, 2009, the fair value of these derivative contracts, of which hedge accounting was not applied, was an unrealized gain of $0.2 million (December 31, 2008 — unrealized gain of $10.8 million). This non-cash gain will remain unrealized until the contracts are settled. These forward contracts are due between October 1, 2009 and December 1, 2009.
The Company has also entered into a cross currency basis swap to hedge the foreign currency risk on a portion of its US dollar denominated debt. Telesat uses natural hedges to manage the foreign exchange risk on operating cash flows. At September 30, 2009, the Company had a cross currency basis swap of $1,202.8 million which requires the Company to pay Canadian dollars to receive US $1,035.6 million. At September 30, 2009, the fair value of this derivative contract was an unrealized loss of $115.9 million (December 31, 2008 — unrealized gain of $8.8 million). This non-cash loss will remain unrealized until the contract is settled. This contract is due on October 31, 2014.
The Company’s main currency exposures as at September 30, 2009 lie in its US dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.
As at September 30, 2009, a 5 percent increase (decrease) in the Canadian dollar against the US dollar would have increased (decreased) the Company’s net earnings by approximately $162.2 million and increased (decreased) other comprehensive income by $1.4 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents and its long term debt which is primarily variable rate financing. Changes in the interest rates could impact the amount of interest Telesat is required to pay. Telesat uses interest rate swaps to hedge the interest rate risk related to variable rate debt financing. At September 30, 2009, the fair value of these derivative contract liabilities was an unrealized loss of $58.9 million (December 31, 2008 - unrealized loss of $82.3 million). This non-cash loss will remain unrealized until the contracts are settled. These contracts are due between January 31, 2010 and October 31, 2014.
If the interest rates on the unhedged variable rate debt change by 0.25% this would result in a change in the net earnings of approximately $0.6 million and $2.0 million for the three months and nine months ended September 30, 2009, respectively.
Liquidity risk
The Company maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. The following are the contractual maturities of financial liabilities as at September 30, 2009:

	Carrying	Contractual
	Amount	Cash Flows	2009	2010	2011	2012	2013	Thereafter
Accounts payable and accrued liabilities	62,676	62,676	62,676	—	—	—	—	—
Customer and other deposits	5,412	5,412	2,440	2,972	—	—	—	—
Other liabilities	153,331	153,331	67,673	37,005	3,980	3,288	3,491	37,894
Derivative financial instruments	174,757	174,757	—	9,871	44,489	—	—	120,397
Long term debt	3,087,306	3,163,262	7,592	35,374	110,374	100,374	20,374	2,889,174

	3,483,482	3,559,438	140,381	85,222	158,843	103,662	23,865	3,047,465

14. STOCK-BASED COMPENSATION PLANS
BCE stock options
There were no outstanding options at September 30, 2009 under the BCE stock option programs. All previously outstanding options expired on April 30, 2008.
Telesat Holdings stock options
On September 19, 2008, Telesat adopted a stock incentive plan for certain key employees of the Company and its subsidiaries. The plan provides for the grant of up to 8,824,646 options to purchase non-voting participating preferred shares of Telesat Holdings Inc., convertible into common shares.
Two different types of stock options can be granted under the plan: time-vesting options and performance-vesting options. The time-vesting options generally become vested and exercisable over a five year period by 20% increments on each October 31st starting in 2008. The vesting amount is prorated for optionees whose employment with the Company or its subsidiaries started after October 31, 2007. The performance-vesting options become vested and exercisable over a five year period starting for the next part on March 31, 2009, provided that the Company has achieved or exceeded an annual or cumulative target consolidated EBITDA established and communicated on the grant date by the Board of Directors.

The exercise periods of the share options expire ten years from the grant date. The exercise price of each share underlying the options will be the higher of a fixed price, established by the Board of Directors on the grant date, and the fair market value of a non-voting participating preferred share on the grant date.

	Time Vesting Option Plans		Performance Option Plan
		Weighted-		Weighted-
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price ($)	of Options	Price ($)
Outstanding, January 1, 2009	6,846,035	11.07	894,441	11.07
Granted	608,283	11.07	743,457	11.07
Exercised	—	—	—	—
Forfeited	(150,613)	11.07	(184,084)	11.07
Expired	—	—	—	—

Outstanding September 30, 2009	7,303,705	11.07	1,453,814	11.07

Options exercisable at September 30, 2009	1,400,496		162,091

The assumptions used to determine the stock-based compensation expense under the Black-Scholes option pricing model for options granted during the period were as follows:

	Three Months	Nine Months
	Ended September 30	Ended September 30
Compensation cost (credited to contributed surplus)	1,488	4,556
Number of stock options granted	—	1,351,740
Weighted-average fair value per option granted ($)	—	4.76
Assumptions:
Dividend yield	—	—%
Expected volatility	—	30.0%
Risk-free interest rate	—	2.98%
Expected life (years)	—	10

15. EMPLOYEE BENEFIT PLANS
The net benefit expense included:

	Three Months Ended September 30
	Telesat Canada				Skynet
	Pension Benefits		Other Benefits		Other Benefits
	2009	2008	2009	2008	2009	2008

Current service cost	490	981	65	108	—	—
Interest cost	2,368	2,318	233	215	147	129
Expected return on plan assets	(2,502)	(3,171)	—	—	—	—

Net benefit plans cost	356	128	298	323	147	129

	Nine Months Ended September 30
	Telesat Canada				Skynet
	Pension Benefits		Other Benefits		Other Benefits
	2009	2008	2009	2008	2009	2008

Current service cost	1,472	2,944	195	325	—
Interest cost	7,103	6,953	701	646	470	386
Expected return on plan assets	(7,508)	(9,514)	—	—	—

Net benefit plans cost	1,067	383	896	971	470	386

16. RELATED PARTY TRANSACTIONS
One of the related party transactions disclosed at December 31, 2008, was an option agreement with Loral Space and Communications Inc. (“Loral”), whereby Telesat has the option to cause Loral to assign to Telesat their rights and obligations with respect to a portion of the ViaSat-1 satellite payload providing coverage into Canada. This option expired unexercised on October 31, 2009.
17. COMMITMENTS AND CONTINGENCIES
Off balance sheet commitments include operating leases, commitments for future capital expenditures and other future purchases.

	2009	2010	2011	2012	2013	Thereafter	Total
Off balance sheet commitments	33,726	146,416	68,813	13,269	11,483	43,251	316,958
Certain of the Company’s satellite transponders, offices, warehouses, earth stations, vehicles, and office equipment are leased under various terms. Minimum annual commitments under operating leases determined as at September 30, 2009 are: $6.4 million in 2009, $22.9 million in 2010, $16.9 million in 2011, $11.6 million in 2012, $10.2 million in 2013, and $20.5 million thereafter.

Telesat has non-satellite purchase commitments of CAD $5.1 million or US $4.8 million, with various suppliers at September 30, 2009 (December 31, 2008 CAD $4.1 million or US $3.4 million). The total outstanding commitments at September 30, 2009 are in US dollars.
Telesat has entered into contracts for the construction and launch of Telstar 14R (targeted for launch in 2011), Nimiq 5 (launched in September 2009), and Telstar 11N (launched in February 2009). The outstanding commitments at September 30, 2009 for both Nimiq 5 and Telstar 14R contracts are CAD $211.6 million or US $197.8 million (December 31, 2008 — CAD $200.1 million or US $163.4 million for both Nimiq 5 and Telstar 11N). The total outstanding commitments at September 30, 2009 are in US dollars.
Telesat has agreements with various customers for prepaid revenues on several satellites which take effect on final acceptance of the spacecraft. Telesat is responsible for operating and controlling these satellites. Deposits of $309.7 million (December 31, 2008 — $341.3 million), refundable under certain circumstances, are reflected in other liabilities, both current and long-term.
In the normal course of business, Telesat has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require Telesat to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties.
Certain indemnification undertakings can extend for an unlimited period and may not provide for any limit on the maximum potential amount, although certain agreements do contain specified maximum potential exposure representing a cumulative amount of approximately $6.5 million as at September 30, 2009 (December 31, 2008 — $20.7 million). The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount Telesat could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, Telesat has not made any significant payments under such indemnifications.
Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for any tax liabilities for taxation years prior to 2007. Likewise, Telesat will indemnify Loral for the settlement of any tax receivables for taxation years prior to 2007.
In August 2001, Boeing, the manufacturer of the Anik F1 satellite, advised Telesat of a gradual decrease in available power on-board the satellite. Telesat filed an insurance claim with its insurers on December 19, 2002, and in March 2004 reached a final settlement agreement. The settlement calls for an initial payment in 2004 of US $136.2 million and an additional payment of US $49.1 million in 2007 if the power level on Anik F1 degrades as predicted by the manufacturer. In the event that the power level on Anik F1 is better than predicted, the amount of the payment(s) will be adjusted by applying a formula which is included in the settlement documentation and could result in either a pro-rated payment to Telesat of the additional US $49.1 million or a pro-rated repayment of up to a maximum of US $36.1 million to be made by Telesat to the insurers. The initial payment has been received. During December 2005, a number of insurers elected to pay a discounted amount of the proceeds due in 2007. A discounted value of US$26.2 million was received from a number of insurance underwriters in December 2005 with US $20.0 million to be paid by a few insurers in 2007. Telesat submitted its final claim in the fourth quarter of 2007. In January, 2008, certain insurance underwriters indicated disagreement with Telesat’s determination of the available power such that the final payment, in the insurers’ view, would be approximately US$2.4 million. In July 2008, Telesat received a final settlement of $2.0 million from certain insurers. Claims with other insurers, for a value of US$18.0 million, remain unresolved. On July 30, 2009, Telesat served its claim in accordance with the procedural rules governing the arbitration. The insurers served their Statement of Defense on October 16, 2009. No date for a hearing has been set at this time. At September 30, 2009, Telesat has not recorded any receivable related to this claim.

18. COMPARATIVE FIGURES
Certain of the prior years’ figures have been reclassified to conform with the current year’s presentation, the most significant of which was to reclassify certain liabilities of $4.3 million from Accounts payable and accrued liabilities to Other current liabilities. This was not a material change to the financial statements since it was a reclassification within Total current liabilities.
19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (“U.S. GAAP”)
Telesat has prepared these consolidated financial statements according to Canadian GAAP. The following tables are a reconciliation of differences relating to the statement of earnings (loss), comprehensive income (loss), accumulated other comprehensive loss and total shareholders’ equity reported according to Canadian GAAP and U.S. GAAP.

	Three Months		Nine Months
	Ended September 30		Ended September 30
Reconciliation of net earnings (loss)	2009	2008	2009	2008
Canadian GAAP — Net earnings (loss)	203,424	(62,104)	351,384	(151,108)
(Loss) Gains on embedded derivatives (a)	(14,366)	2,260	(34,849)	6,557
Sales type lease — operating lease for U.S. GAAP (b)	—	4,367	1,514	12,840
Capital lease — operating lease for U.S. GAAP (b)	—	(1,733)	(1,567)	(5,800)
Lease amendments (c)	585	(131)	685	(800)
Dividends on senior preferred shares (d)	3,215	2,475	10,141	7,380
Tax effect of above adjustments (e)	3,933	(1,285)	9,729	(4,176)
Uncertainty in income taxes (f)	(4,477)	191	(11,220)	1,631
Tax difference — enacted for US GAAP (e)	—	582	—	—

U.S. GAAP — Net earnings (loss)	192,314	(55,378)	325,817	(133,476)

Other comprehensive earnings (loss) items:
Change in currency translation adjustment	(1,247)	(1,769)	1,841	(1,755)
Net benefit plans cost (g)
Net actuarial (losses) gains	(34)	—	2,235	—

U.S. GAAP — Comprehensive earnings (loss)	191,033	(57,147)	329,893	(135,231)

	September 30,	December 31,
Accumulated other comprehensive loss	2009	2008
Cumulative translation adjustment, net of tax	(5,901)	(7,742)
Net benefit plans cost (g)
Net actuarial gains (losses)	1,066	(1,169)

Accumulated other comprehensive loss	(4,835)	(8,911)

	September 30,	December 31,
Reconciliation of total shareholders’ equity	2009	2008
Canadian GAAP	827,352	469,432
Adjustments
(Losses) gains on embedded derivatives (a)	(13,957)	20,892
Net actuarial gains (losses) (g)	1,066	(1,169)
Sales type lease — operating lease for U.S. GAAP (b)	23,070	21,556
Capital lease — operating lease for U.S. GAAP (b)	(9,229)	(7,662)
Lease amendment (c)	(688)	(1,233)
Tax effect of above adjustments (e)	1,243	(8,486)
Uncertainty in income taxes (f)	(20,743)	(9,523)

U.S. GAAP	808,114	483,807

Description of United States GAAP adjustments:
(a)	Derivatives and embedded derivatives
Embedded derivatives
The accounting for derivative instruments and hedging activities under Canadian GAAP is now substantially harmonized with U.S. GAAP, with the exception of the accounting for certain embedded derivatives. Under U.S. GAAP an embedded foreign currency derivative in a host contract that is not a financial instrument must be separated and recorded on the balance sheet unless the currency in which payments are to be paid or received is: i) either the functional currency of either party to the contract or ii) the currency that the price of the related good or service is routinely denominated in commercial transactions around the world (typically referring to a traded commodity). The same applies to an embedded foreign currency derivative in a host contract under Canadian GAAP except that the entity has the option, as a matter of accounting policy, to account for the embedded foreign currency derivative in a host contract as a single instrument providing certain criteria are met. One of these criteria is that the payments to be paid or received are in a currency that is commonly used in contracts to purchase or sell such non-financial items in the economic environment in which the transaction takes place. This option under Canadian GAAP results in embedded derivatives that must be recorded separately under U.S. GAAP to not have to be separately recorded and disclosed under Canadian GAAP. The additional option loosens the more stringent U.S. GAAP requirement that the currency be one in which such commercial transactions are denominated around the world to be one that is commonly used in the economic environment in which the transaction takes place.
In accordance with U.S. GAAP, all derivative instruments embedded in contracts are recorded on the balance sheet at fair value. The Company denominates many of its long-term international purchase contracts in U.S. dollars resulting in embedded derivatives. This exposure to the U.S. dollar is partially offset by revenue contracts that are also denominated in U.S. dollars. For Canadian GAAP, the Company has elected to account for such contracts as single instruments (as explained above), resulting in a U.S. GAAP reconciling item. At September 30, 2009, the estimated fair value of assets resulting from embedded derivatives is $20.6 million (December 31, 2008 — $55.4 million).
The impact on the statement of earnings of changes in the fair value of these embedded derivatives is reflected as a loss in the U.S. GAAP reconciliation note of $14.4 million and $34.8 million, respectively, for the three and nine months ended September 30, 2009 and as a gain of $2.3 million and $6.6 million, respectively, for the three and nine months ended September 30, 2008.

(b)	Sales-type and capital leases
Under U.S. GAAP, if the beginning of a lease term falls within the last 25% of a leased asset’s total estimated economic life, then it can only be classified as a capital lease if the lease transfers ownership at the end of the lease term or there is a bargain purchase option. This exception does not exist under Canadian GAAP; therefore certain leases are reported as a capital lease and sales-type lease respectively under Canadian GAAP, and as operating leases for U.S. GAAP.
(c)	Lease amendments
Under Canadian GAAP, when amendments to the provisions of a capital lease agreement result in a change in lease classification from a capital lease to an operating lease, the gain or loss that results from removing the capital lease from the balance sheet is immediately recognized in the statement of earnings. Under U.S. GAAP, if removing the capital lease from the balance sheet results in a loss it is recognized over the remaining term of the lease. Therefore, an adjustment has been made to defer the gain that has been recognized under Canadian GAAP.
(d)	Senior preferred shares
In accordance with U.S. GAAP, the senior preferred shares are classified outside of permanent equity as they are redeemable at the option of the holder. These senior preferred shares are classified as liabilities under Canadian GAAP. This results in a U.S. GAAP reconciling item to reflect the different classification.
(e)	Income taxes
The income tax adjustment reflects the impact the US GAAP adjustments described above have on income taxes. The impact on the statement of earnings of the income tax adjustment for the three and nine months ended September 30, 2009 is a recovery of $3.9 million and $9.7 million, respectively. For the three and nine months ended September 30, 2008, the impact was an expense of $1.3 million and $4.2 million, respectively. Included in these figures is the effect of tax rate changes applied to the accumulated gains and losses on embedded derivatives and to certain lease transactions classified as operating leases as discussed above. The impact on the statement of earnings of the tax rate changes for the three and nine month periods ended September 30, 2009 was $nil and for the three and nine month periods ended September 30, 2008 was an expense of $nil and $0.5 million, respectively.
(f)	Uncertainty in income taxes
In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, effective for fiscal years beginning after December 15, 2006. FIN 48 provides specific guidance on the recognition, de-recognition and measurement of income tax positions in financial statements, including the accrual of related interest and penalties recorded in interest expense. An income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely of being realized upon ultimate settlement. Under Canadian GAAP, significant differences may arise as Telesat recognizes and measures income tax positions, based on the best estimate of the amount that is more likely than not of being realized.
(g)	Net benefit plans cost
Effective December 31, 2006, the Company adopted the recognition requirements of Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, on a prospective basis.
This standard requires that the Company recognize the funded status of benefit plans on the balance sheet as well as recognize as a component of other comprehensive income, net of tax, the actuarial losses and transitional asset and obligation. Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost.
At September 30, 2009, the balance sheet was adjusted such that actuarial losses and the transitional asset and obligation that have not yet been included in net benefit plans cost at December 31, 2008 were recognized as components of accumulated other comprehensive loss, net of tax. The adjustment at September 30, 2009 resulted in a decrease of $1.1 million in accumulated other comprehensive loss, net of tax of $0.9 million (December 31, 2008 — an increase of $1.2 million in accumulated other comprehensive loss, net of tax of $0.4 million).

Transaction costs on long-term debt
Under Canadian GAAP, transaction costs of $76.0 million ($83.6 million at December 31, 2008) related to the issuance of long-term debt are netted against the long-term debt. Under U.S. GAAP these costs are recognized as deferred charges. This results in a U.S. GAAP reconciling item to reflect the different classification on the balance sheet.
Reporting disposal gains or losses of long-lived assets
Under Canadian GAAP, gains or losses on disposal of long-lived assets were included in Other expense (income). Under U.S. GAAP a gain or loss recognized on the sale of a long-lived asset shall be included in income from operations, which would result in an increase of earnings from operations and a decrease in non-operating earnings of $36.4 million and $34.7 million for the three and nine months ended September 30, 2009 and a decrease of earnings from operations and an increase in non-operating earnings of $3.4 million and $0.7 million for the three and nine months ended September 30, 2008.
Statement of cash flows
There are no material differences in the consolidated statement of cash flows under U.S. GAAP.
NOTE 20: CONDENSED CONSOLIDATING FINANCIAL INFORMATION
The 11.0% Senior notes and the 12.5% Senior subordinated notes were co-issued by Telesat LLC and Telesat Canada, which are 100% owned subsidiaries of Telesat Holdings, and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat Holdings and certain of its subsidiaries.
The condensed consolidating financial information below for the nine and three months ended September 30, 2009 and the nine and three months ended September 30, 2008 is presented pursuant to Article 3-10(d) of Regulation S-X. The information presented consists of the operations of Telesat Holdings. Telesat Holdings primarily holds investments in subsidiaries and equity. Telesat LLC is a financing subsidiary that has no assets, liabilities or operations.
The condensed consolidating financial information reflects the investments of Telesat Holdings in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries and of the Guarantors in their Non-Guarantor subsidiaries using the equity method.

Condensed Consolidating Statement of Earnings (Loss)
For the nine months ended September 30, 2009

					Non-
	Telesat	Telesat	Telesat	Guarantor	guarantor
	Holdings	LLC	Canada	subsidiaries	subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	—	—	530,192	58,031	39,550	(49,545)	578,228
Equipment sales revenues	—	—	4,529	9,658	—	(205)	13,982

Operating revenues	—	—	534,721	67,689	39,550	(49,750)	592,210

Amortization	—	—	138,756	34,567	10,076	—	183,399
Operations and administration	—	—	143,747	57,602	21,508	(49,750)	173,107
Cost of equipment sales	—	—	4,343	7,807	—	—	12,150

Total operating expenses	—	—	286,846	99,976	31,584	(49,750)	368,656

Earnings from operations	—	—	247,875	(32,287)	7,966	—	223,554
Loss (income) from equity investments	(361,525)	—	(6,615)	4,702	—	363,438	—
Interest expense	10,141	—	192,100	973	1,719	—	204,933
Other expense	—	—	(324,331)	(25,943)	(10,231)	—	(360,505)

(Loss) earnings before income taxes	351,384	—	386,721	(12,019)	16,478	(363,438)	379,126
Income tax expense/(recovery)	—	—	25,196	2,373	173	—	27,742

Net (loss) earnings	351,384	—	361,525	(14,392)	16,305	(363,438)	351,384
Reconciliation to US GAAP is as follows:
Income (loss) from equity investments	(35,708)	—	535	525	—	34,648	—
Gains (losses) on embedded derivatives	—	—	(34,849)	—	—	—	(34,849)
Sales type lease — operating lease for U.S. GAAP	—	—	1,514	—	—	—	1,514
Capital lease — operating lease for U.S. GAAP	—	—	(1,567)	—	—	—	(1,567)
Lease amendments	—	—	—	—	685	—	685
Dividends on senior preferred shares	10,141	—	—	—	—	—	10,141
Tax effect of above adjustments	—	—	9,879	—	(150)	—	9,729
Uncertainty in income taxes	—	—	(11,220)	—	—	—	(11,220)

US GAAP net (loss) earnings	325,817	—	325,817	(13,867)	16,840	(328,790)	325,817

Condensed Consolidating Statement of Earnings (Loss)
For the nine months ended September 30, 2008

					Non-
	Telesat	Telesat	Telesat	Guarantor	guarantor
	Holdings	LLC	Canada	subsidiaries	subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	—	—	430,989	54,463	41,854	(43,565)	483,741
Equipment sales revenues	—	—	7,612	13,044	—	—	20,656

Operating revenues	—	—	438,601	67,507	41,854	(43,565)	504,397

Amortization	—	—	131,419	26,860	15,154	—	173,433
Operations and administration	—	—	135,352	63,668	18,304	(40,588)	176,736
Cost of equipment sales	—	—	6,224	13,202	41	(2,977)	16,490

Total operating expenses	—	—	272,995	103,730	33,499	(43,565)	366,659

Earnings from operations	—	—	165,606	(36,223)	8,355	—	137,738
Loss (income) from equity investments	143,728	—	24,135	3,739	—	(171,602)	—
Interest expense	7,380	—	186,843	(10,625)	1,522	—	185,120
Other expense	—	—	106,266	4,768	(3,507)	—	107,527

(Loss) earnings before income taxes	(151,108)	—	(151,638)	(34,105)	10,340	171,602	(154,909)
Income tax (recovery)/expense	—	—	(7,910)	3,706	403	—	(3,801)

Net (loss) earnings	(151,108)	—	(143,728)	(37,811)	9,937	171,602	(151,108)
Reconciliation to US GAAP is as follows:
Income (loss) from equity investments	10,252	—	(672)	—	—	(9,580)	—
Gains (losses) on embedded derivatives	—	—	6,557	—	—	—	6,557
Sales type lease — operating lease for U.S. GAAP	—	—	12,840	—	—	—	12,840
Capital lease — operating lease for U.S. GAAP	—	—	(5,800)	—	—	—	(5,800)
Lease amendments	—	—	—	—	(800)	—	(800)
Dividends on senior preferred shares	7,380	—	—	—	—	—	7,380
Tax effect of above adjustments	—	—	(4,304)	—	128	—	(4,176)
Uncertainty in income taxes	—	—	1,631	—	—	—	1,631

US GAAP net (loss) earnings	(133,476)	—	(133,476)	(37,811)	9,265	162,022	(133,476)

Condensed Consolidating Statement of Earnings (Loss)
For the three months ended September 30, 2009

					Non-
	Telesat	Telesat	Telesat	Guarantor	guarantor
	Holdings	LLC	Canada	subsidiaries	subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	—	—	164,864	26,825	7,275	(16,980)	181,984
Equipment sales revenues	—	—	897	4,302	—	(205)	4,994

Operating revenues	—	—	165,761	31,127	7,275	(17,185)	186,978

Amortization	—	—	45,044	12,433	1,049	—	58,526
Operations and administration	—	—	39,874	27,654	5,266	(17,185)	55,609
Cost of equipment sales	—	—	509	3,225	—	—	3,734

Total operating expenses	—	—	85,427	43,312	6,315	(17,185)	117,869

Earnings from operations	—	—	80,334	(12,185)	960	—	69,109
Loss (income) from equity investments	(206,640)	—	(19,452)	2,259	—	223,833	—
Interest expense	3,216	—	62,940	460	518	—	67,134
Other expense	—	—	(178,920)	(18,819)	(13,805)	—	(211,544)

(Loss) earnings before income taxes	203,424	—	215,766	3,915	14,247	(223,833)	213,519
Income tax (recovery)/expense	—	—	9,126	851	118	—	10,095

Net (loss) earnings	203,424	—	206,640	3,064	14,129	(223,833)	203,424
Reconciliation to US GAAP is as follows:
Income (loss) from equity investments	(14,325)	—	495	495	—	13,335	—
Gains (losses) on embedded derivatives	—	—	(14,366)	—	—	—	(14,366)
Lease amendments	—	—	—	—	585	—	585
Dividends on senior preferred shares	3,215	—	—	—	—	—	3,215
Tax effect of above adjustments	—	—	4,022	—	(89)	—	3,933
Uncertainty in income taxes	—	—	(4,477)	—	—	—	(4,477)

US GAAP net (loss) earnings	192,314	—	192,314	3,559	14,625	(210,498)	192,314

Condensed Consolidating Statement of Earnings (Loss)
For the three months ended September 30, 2008

					Non-
	Telesat	Telesat	Telesat	Guarantor	guarantor
	Holdings	LLC	Canada	subsidiaries	subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	—	—	146,827	14,899	14,288	(9,354)	166,660
Equipment sales revenues	—	—	1,854	3,499	—	187	5,540

Operating revenues	—	—	148,681	18,398	14,288	(9,167)	172,200

Amortization	—	—	43,291	8,998	5,082	—	57,371
Operations and administration	—	—	44,557	13,410	6,093	(6,376)	57,684
Cost of equipment sales	—	—	1,637	5,811	(82)	(2,791)	4,575

Total operating expenses	—	—	89,485	28,219	11,093	(9,167)	119,630

Earnings from operations	—	—	59,196	(9,821)	3,195	—	52,570
Loss (income) from equity investments	59,629	—	7,175	1,160	—	(67,964)	—
Interest expense	2,475	—	64,608	(3,414)	414	—	64,083
Other expense	—	—	53,894	3,602	(1,784)	—	55,712

(Loss) earnings before income taxes	(62,104)	—	(66,481)	(11,169)	4,565	67,964	(67,225)
Income tax (recovery)/expense	—	—	(6,852)	1,249	482	—	(5,121)

Net (loss) earnings	(62,104)	—	(59,629)	(12,418)	4,083	67,964	(62,104)
Reconciliation to US GAAP is as follows:
Income (loss) from equity investments	4,251	—	(193)	—	—	(4,058)	—
Gains (losses) on embedded derivatives	—	—	2,260	—	—	—	2,260
Sales type lease — operating lease for U.S. GAAP	—	—	4,367	—	—	—	4,367
Capital lease — operating lease for U.S. GAAP	—	—	(1,733)	—	—	—	(1,733)
Lease amendments	—	—	—	—	(131)	—	(131)
Dividends on senior preferred shares	2,475	—	—	—	—	—	2,475
Tax effect of above adjustments	—	—	(1,223)	—	(62)	—	(1,285)
Uncertainty in income taxes	—	—	191	—	—	—	191
Tax difference — enacted for US GAAP	—	—	582	—	—	—	582

US GAAP net (loss) earnings	(55,378)	—	(55,378)	(12,418)	3,890	63,906	(55,378)

Condensed Consolidating Balance Sheet
As of September 30, 2009

					Non-
	Telesat	Telesat	Telesat	Guarantor	guarantor
	Holdings	LLC	Canada	subsidiaries	subsidiaries	Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	—	—	99,708	14,348	2,453	—	116,509
Accounts receivable	—	—	44,868	11,631	3,683	—	60,182
Current future tax asset	—	—	970	564	351	(8)	1,877
Intercompany receivable	—	—	216,533	143,844	121,944	(482,321)	—
Other current assets	—	—	14,988	6,491	7,631	—	29,110

Total current assets	—	—	377,067	176,878	136,062	(482,329)	207,678

Satellites, property, and other equipment, net	—	—	1,461,335	445,873	23,654	—	1,930,862
Other long-term assets	—	—	32,214	6,824	1,229	—	40,267
Intangible assets, net	—	—	513,782	18,149	448	—	532,379
Investment in affiliates	990,479	—	1,285,979	1,478,125	263	(3,754,846)	—
Goodwill	—	—	2,005,843	343,876	96,884	—	2,446,603

Total assets	990,479	—	5,676,220	2,469,725	258,540	(4,237,175)	5,157,789

Liabilities
Current liabilities
Accounts payable and accrued liabilities	—	—	49,114	9,430	4,132	—	62,676
Other current liabilities	—	—	134,192	4,027	3,755	—	141,974
Intercompany payable	—	—	108,206	373,950	—	(482,156)	—
Debt due within one year	—	—	21,583	—	—	—	21,583

Total current liabilities	—	—	313,095	387,407	7,887	(482,156)	226,233
Debt financing	—	—	3,065,723	—	—	—	3,065,723
Future tax liability	—	—	286,965	—	8,449	(8)	295,406
Other long-term liabilities	21,692	—	541,897	18,658	19,559	(166)	601,640
Senior preferred shares	141,435	—	—	—	—	—	141,435

Total liabilities	163,127	—	4,207,680	406,065	35,895	(482,330)	4,330,437

					Non-
	Telesat	Telesat	Telesat	Guarantor	guarantor
	Holdings	LLC	Canada	subsidiaries	subsidiaries	Adjustments	Consolidated
Shareholders’ equity
Common shares	756,414	—	2,257,247	1,896,596	104,434	(4,258,277)	756,414
Preferred shares	541,764	—	—	—	—	—	541,764
Accumulated deficit	(475,068)	—	(859,991)	239,097	113,221	507,673	(475,068)
Accumulated other comprehensive loss	(5,762)	—	52	(10,748)	4,934	5,762	(5,762)
Contributed surplus	10,004	—	71,232	(61,285)	56	(10,003)	10,004

Total shareholders’ equity	827,352	—	1,468,540	2,063,660	222,645	(3,754,845)	827,352

Total liabilities and shareholders’ equity	990,479	—	5,676,220	2,469,725	258,540	(4,237,175)	5,157,789

					Non-
	Telesat	Telesat	Telesat	Guarantor	guarantor
	Holdings	LLC	Canada	subsidiaries	subsidiaries	Adjustments	Consolidated
Reconciliation to US GAAP of total shareholders’ equity is as follows:
Canadian GAAP	827,352	—	1,468,540	2,063,660	222,645	(3,754,845)	827,352
Income (loss) from equity investments	(19,238)	—	(414)	(414)	—	20,066	—
Gains (losses) on embedded derivatives	—	—	(13,957)	—	—	—	(13,957)
Net actuarial losses	—	—	1,066	—	—	—	1,066
Sales type lease - operating lease for U.S. GAAP	—	—	23,070	—	—	—	23,070
Capital lease — operating lease for U.S. GAAP	—	—	(9,229)	—	—	—	(9,229)
Lease amendments	—	—	—	—	(688)	—	(688)
Tax effect of above adjustments	—	—	969	—	274	—	1,243
Uncertainty in income taxes	—	—	(20,743)	—	—	—	(20,743)

US GAAP	808,114	—	1,449,302	2,063,246	222,231	(3,734,779)	808,114

Condensed Consolidating Balance Sheet
As of December 31, 2008

					Non-
	Telesat	Telesat	Telesat	Guarantor	guarantor
	Holdings	LLC	Canada	subsidiaries	subsidiaries	Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	—	—	83,089	12,056	3,393	1	98,539
Accounts receivable	—	—	39,153	19,680	3,100	—	61,933
Current future tax asset	—	—	928	596	1,057	—	2,581
Intercompany receivable	—	—	605,331	59,234	103,133	(767,698)	—
Other current assets	—	—	31,283	9,202	8,983	(281)	49,187

Total current assets	—	—	759,784	100,768	119,666	(767,978)	212,240

Satellites, property, and other equipment, net	—	—	1,437,490	374,436	71,650	—	1,883,576
Other long-term assets	—	—	39,176	2,325	755	47	42,303
Intangible assets, net	—	—	562,434	18,967	635	(1)	582,035
Investment in affiliates	622,417	—	1,668,986	1,476,399	261	(3,768,063)	—
Goodwill	—	—	2,005,842	343,876	96,885	—	2,446,603

Total assets	622,417	—	6,473,712	2,316,771	289,852	(4,535,996)	5,166,757

Liabilities
Current liabilities
Accounts payable and accrued liabilities	—	—	24,661	15,940	3,840	14	44,455
Other current liabilities	—	—	123,740	14,766	4,163	(237)	142,432
Intercompany payable	—	—	518,247	211,174	38,317	(767,738)	—
Debt due within one year	—	—	23,260	11	—	1	23,272

Total current liabilities	—	—	689,908	241,891	46,320	(767,960)	210,159
Debt financing	—	—	3,513,223	—	—	—	3,513,223
Future tax liability	—	—	255,893	267	10,212	—	266,372
Other long-term liabilities	11,550	—	505,328	24,099	25,159	—	566,136
Senior preferred shares	141,435	—	—	—	—	—	141,435

Total liabilities	152,985	—	4,964,352	266,257	81,691	(767,960)	4,697,325

					Non-
	Telesat	Telesat	Telesat	Guarantor	guarantor
	Holdings	LLC	Canada	subsidiaries	subsidiaries	Adjustments	Consolidated
Shareholders’ equity
Common shares	756,414	—	2,320,730	1,823,370	104,434	(4,248,534)	756,414
Preferred shares	541,764	—	—	—	—	—	541,764
Accumulated deficit	(826,452)	—	(816,679)	241,559	96,915	478,205	(826,452)
Accumulated other comprehensive loss	(7,742)	—	63	(14,617)	6,812	7,742	(7,742)
Contributed surplus	5,448	—	5,246	202	—	(5,448)	5,448

Total shareholders’ equity	469,432	—	1,509,360	2,050,514	208,161	(3,768,035)	469,432

Total liabilities and shareholders’ equity	622,418	—	6,473,712	2,316,771	289,852	(4,535,996)	5,166,757

					Non-
	Telesat	Telesat	Telesat	Guarantor	guarantor
	Holdings	LLC	Canada	subsidiaries	subsidiaries	Adjustments	Consolidated
Reconciliation to US GAAP of total shareholders’ equity is as follows:
Canadian GAAP	469,432	—	1,509,360	2,050,514	208,161	(3,768,035)	469,432
Income (loss) from equity investments	14,375	—	(742)	—	—	(13,633)	—
Gains (losses) on embedded derivatives	—	—	20,892	—	—	—	20,892
Net actuarial losses	—	—	(1,169)	—	—	—	(1,169)
Sales type lease — operating lease for U.S. GAAP	—	—	21,556	—	—	—	21,556
Capital lease — operating lease for U.S. GAAP	—	—	(7,662)	—	—	—	(7,662)
Lease amendments	—	—		—	(1,233)	—	(1,233)
Tax effect of above adjustments	—	—	(8,977)	—	491	—	(8,486)
Uncertainty in income taxes	—	—	(9,523)	—	—	—	(9,523)

US GAAP	483,807	—	1,523,735	2,050,514	207,419	(3,781,668)	483,807

The reconciliation of the condensed consolidating balance sheet captions is as follows:
September 30, 2009
Telesat Canada

	Canadian GAAP	Adjustments	US GAAP
Current assets	377,067	9,858	386,925
Other assets	32,214	86,696	118,910
Goodwill	2,005,843	(12,692)	1,993,151
Current liabilities	313,095	(11,291)	301,804
Debt financing	3,065,723	(64,666)	3,001,057
Future tax liability	286,965	(5,870)	281,095
Other long-term liabilities	541,897	(20,447)	521,450
Accumulated deficit	(859,991)	19,478	(840,513)
Accumulated other comprehensive income (loss)	52	(1,066)	(1,014)
Non-guarantor subsidiaries

	Canadian GAAP	Adjustments	US GAAP
Current liabilities	7,887	(138)	7,749
Future tax liability	8,449	(274)	8,175
Other long-term liabilities	19,559	(550)	19,009
Accumulated deficit	113,221	(962)	112,259
Accumulated other comprehensive income	4,934	139	5,073
December 31, 2008
Telesat Canada

	Canadian GAAP	Adjustments	US GAAP
Current assets	759,784	6,864	766,648
Other long-term assets	39,176	130,775	169,951
Goodwill	2,005,842	(12,692)	1,993,150
Current liabilities	689,908	8,880	698,788
Debt financing	3,513,223	73,259	3,586,482
Future tax liability	255,893	15,339	271,232
Other long-term liabilities	505,328	12,354	517,682
Accumulated deficit	(816,679)	16,284	(800,395)
Accumulated other comprehensive income (loss)	63	(1,169)	(1,106)
Non-guarantor subsidiaries

	Canadian GAAP	Adjustments	US GAAP
Current liabilities	46,320	205	46,525
Future tax liability	10,212	(491)	9,721
Other long-term liabilities	25,159	1,027	26,186
Accumulated deficit	96,915	(741)	96,174

Condensed Consolidating Statement of Cash Flows
For the nine months ended September 30, 2009

					Non-
	Telesat	Telesat	Telesat	Guarantor	guarantor
	Holdings	LLC	Canada	subsidiaries	subsidiaries	Adjustments	Consolidated

Cash flows from operating activities
Net earnings (loss)	351,384	—	356,855	(14,392)	16,305	(358,768)	351,384
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	—	—	138,756	34,567	10,076	—	183,399
Future income taxes	—	—	35,700	(189)	129	(4,670)	30,970
Unrealized foreign exchange loss	—	—	(463,916)	(2,743)	(550)	—	(467,209)
Unrealized gain on derivatives	—	—	131,567	—	—	—	131,567
Dividends on preferred shares	10,141	—	—	—	—	—	10,141
Stock-based compensation expense	—	—	3,854	644	58	—	4,556
Loss (Income) from equity investments	(361,525)	—	(6,615)	4,702	—	363,438	—
(Gain)/Loss on disposal of assets	—	—	(9,830)	832	(25,660)	—	(34,658)
Other	—	—	(12,277)	1,816	(255)	—	(10,716)
Customer prepayments on future satellite services	—	—	4,348	—	—	—	4,348
Operating assets and liabilities	—	—	(74,983)	79,870	2,050	—	6,937

	—	—	103,459	105,107	2,153	—	210,719

Cash flows from investing activities
Satellite programs	—	—	(124,283)	(94,632)	—	—	(218,915)
Property additions	—	—	(3,995)	(552)	(251)	—	(4,798)
Business acquisitions	—	—	(1,128)	1,128	—	—	—
Proceeds on disposal of assets	—	—	70,948	346	—	—	71,294

	—	—	(58,458)	(93,710)	(251)	—	(152,419)

					Non-
	Telesat	Telesat	Telesat	Guarantor	guarantor
	Holdings	LLC	Canada	subsidiaries	subsidiaries	Adjustments	Consolidated

Cash flows from financing activities
Debt financing and bank loans	—	—	23,880	—	—	—	23,880
Repayment of bank loans and debt financing	—	—	(46,329)	(12)	—	—	(46,341)
Capital lease payments	—	—	(1,593)	(9,765)	(2,458)	—	(13,816)
Satellite performance incentive payments	—	—	(4,340)	—	—	—	(4,340)

	—	—	(28,382)	(9,777)	(2,458)	—	(40,617)

Effect of changes in exchange rates on cash and cash equivalents	—	—	—	672	(385)	—	287
Increase (decrease) in cash and cash equivalents	—	—	16,619	2,292	(941)	—	17,970
Cash and cash equivalents, beginning of period	—	—	83,089	12,056	3,394	—	98,539

Cash and cash equivalents, end of period	—	—	99,708	14,348	2,453	—	116,509

Condensed Consolidating Statement of Cash Flows
For the nine months ended September 30, 2008

					Non-
	Telesat	Telesat	Telesat	Guarantor	guarantor
	Holdings	LLC	Canada	subsidiaries	subsidiaries	Adjustments	Consolidated

Cash flows from operating activities
Net earnings (loss)	(151,108)	—	(143,728)	(37,811)	9,937	171,602	(151,108)
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	—	—	131,419	26,860	15,154	—	173,433
Future income taxes	—	—	(8,704)	(105)	(361)	—	(9,170)
Unrealized foreign exchange loss	—	—	207,321	6,973	(2,939)	—	211,355
Unrealized gain on derivatives	—	—	(119,728)	—	—	—	(119,728)
Dividends on preferred shares	7,380	—	—	—	—	—	7,380
Loss (Income) from equity investments	143,728	—	24,135	3,739	—	(171,602)	—
(Gain)/Loss on disposal of assets	—	—	460	716	(481)	—	695
Other	—	—	(28,655)	(1,088)	(932)	—	(30,675)
Customer prepayments on future satellite services	—	—	23,035	145	—	—	23,180
Operating assets and liabilities	—	—	(30,389)	79,886	(18,395)	—	31,102

	—	—	55,166	79,315	1,983	—	136,464

Cash flows from investing activities
Satellite programs	—	—	(153,277)	(53,608)	—	—	(206,885)
Property additions	—	—	(4,405)	(1,974)	(44)	—	(6,423)
Business acquisitions	—	—	3,500	(3,500)	—	—	—
Proceeds on disposal of assets	—	—	77	4,555	—	—	4,632
Insurance proceeds	—	—	4,006	—	—	—	4,006

	—	—	(150,099)	(54,527)	(44)	—	(204,670)

					Non-
	Telesat	Telesat	Telesat	Guarantor	guarantor
	Holdings	LLC	Canada	subsidiaries	subsidiaries	Adjustments	Consolidated

Cash flows from financing activities
Debt financing and bank loans	—	—	183,482	—	—	—	183,482
Repayment of bank loans and debt financing	—	—	(76,582)	(17)	—	—	(76,599)
Capital lease payments	—	—	(5,925)	(19,814)	(2,166)	—	(27,905)
Satellite performance incentive payments	—	—	(2,829)	—	—	—	(2,829)

	—	—	98,146	(19,831)	(2,166)	—	76,149

Effect of changes in exchange rates on cash and cash equivalents	—	—	—	1,387	272	—	1,659
Increase (decrease) in cash and cash equivalents	—	—	3,213	6,344	45	—	9,602
Cash and cash equivalents, beginning of period	—	—	27,308	11,200	3,695	—	42,203

Cash and cash equivalents, end of period	—	—	30,521	17,544	3,740	—	51,805

Condensed Consolidating Statement of Cash Flows
For the three months ended September 30, 2009

					Non-
	Telesat	Telesat	Telesat	Guarantor	guarantor
	Holdings	LLC	Canada	subsidiaries	subsidiaries	Adjustments	Consolidated

Cash flows from operating activities
Net earnings (loss)	203,424	—	201,970	3,064	14,129	(219,163)	203,424
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	—	—	45,044	12,433	1,049	—	58,526
Future income taxes	—	—	15,287	(190)	98	(4,670)	10,525
Unrealized foreign exchange loss	—	—	(286,841)	7,347	(1,935)	—	(281,429)
Unrealized gain on derivatives	—	—	88,531	1	—	—	88,532
Dividends on preferred shares	3,216	—	—	—	—	—	3,216
Stock-based compensation expense	—	—	1,125	305	58	—	1,488
Loss (Income) from equity investments	(206,640)	—	(19,452)	2,259	—	223,833	—
(Gain)/Loss on disposal of assets	—	—	(10,073)	(381)	(25,926)	—	(36,380)
Other	—	—	6,887	493	(1,720)	—	5,660
Customer prepayments on future satellite services	—	—	1,039	—	—	—	1,039
Operating assets and liabilities	—	—	(4,725)	17,783	15,999	—	29,057

	—	—	38,792	43,114	1,752	—	83,658

Cash flows from investing activities
Satellite programs	—	—	(64,210)	(33,524)	—	—	(97,734)
Property additions	—	—	(1,352)	(194)	(220)	—	(1,766)
Proceeds on disposal of assets	—	—	70,888	(119)	—	—	70,769

	—	—	5,326	(33,837)	(220)	—	(28,731)

					Non-
	Telesat	Telesat	Telesat	Guarantor	guarantor
	Holdings	LLC	Canada	subsidiaries	subsidiaries	Adjustments	Consolidated

Cash flows from financing activities
Repayment of bank loans and debt financing	—	—	(7,869)	(11)	—	—	(7,880)
Capital lease payments	—	—	248	(9,758)	(792)	—	(10,302)
Satellite performance incentive payments	—	—	(1,353)	—	—	—	(1,353)

	—	—	(8,974)	(9,769)	(792)	—	(19,535)

Effect of changes in exchange rates on cash and cash equivalents	—	—	—	541	(220)	—	321
Increase (decrease) in cash and cash equivalents	—	—	35,144	49	520	—	35,713
Cash and cash equivalents, beginning of period	—	—	64,564	14,299	1,933	—	80,796

Cash and cash equivalents, end of period	—	—	99,708	14,348	2,453	—	116,509

Condensed Consolidating Statement of Cash Flows
For the three months ended September 30, 2008

					Non-
	Telesat	Telesat	Telesat	Guarantor	guarantor
	Holdings	LLC	Canada	subsidiaries	subsidiaries	Adjustments	Consolidated

Cash flows from operating activities
Net earnings (loss)	(62,104)	—	(59,629)	(12,418)	4,083	67,964	(62,104)
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	—	—	43,291	8,998	5,082	—	57,371
Future income taxes	—	—	(6,699)	1	342	—	(6,356)
Unrealized foreign exchange loss	—	—	132,508	6,973	(2,939)	—	136,542
Unrealized gain on derivatives	—	—	(79,514)	—	—	—	(79,514)
Dividends on preferred shares	2,475	—	—	—	—	—	2,475
Loss (Income) from equity investments	59,629	—	7,175	1,160	—	(67,964)	—
(Gain)/Loss on disposal of assets	—	—	258	829	2,338	—	3,425
Other	—	—	(8,817)	(150)	(1,239)	—	(10,206)
Customer prepayments on future satellite services	—	—	2,726	83	—	—	2,809
Operating assets and liabilities	—	—	21,941	29,898	(8,086)	—	43,753

	—	—	53,240	35,374	(419)	—	88,195

Cash flows from investing activities
Satellite programs	—	—	(78,293)	(6,845)	—	—	(85,138)
Property additions	—	—	(1,310)	(1,407)	(3)	—	(2,720)
Business acquisitions	—	—	3,500	(3,500)	—	—	—
Proceeds on disposal of assets	—	—	50	(26)	—	—	24

	—	—	(76,053)	(11,778)	(3)	—	(87,834)

					Non-
	Telesat	Telesat	Telesat	Guarantor	guarantor
	Holdings	LLC	Canada	subsidiaries	subsidiaries	Adjustments	Consolidated

Cash flows from financing activities
Debt financing and bank loans	—	—	50,924	—	—	—	50,924
Repayment of bank loans and debt financing	—	—	(5,789)	2	—	—	(5,787)
Capital lease payments	—	—	(2,011)	(19,814)	(639)	—	(22,464)
Satellite performance incentive payments	—	—	(977)	—	—	—	(977)

	—	—	42,147	(19,812)	(639)	—	21,696

Effect of changes in exchange rates on cash and cash equivalents	—	—	—	14	767	—	781
Increase (decrease) in cash and cash equivalents	—	—	19,334	3,798	(294)	—	22,838
Cash and cash equivalents, beginning of period	—	—	11,187	13,746	4,034	—	28,967

Cash and cash equivalents, end of period	—	—	30,521	17,544	3,740	—	51,805

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with Telesat Holdings’ unaudited consolidated financial statements beginning at Page 1 of this Quarterly Report. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat”, the “Company”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited consolidated interim financial statements of Telesat Holdings Inc. included herein.
The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified. On September 30, 2009, the Bank of Canada noon rate was CDN$1 = USD$0.9327.
The financial information presented herein has been prepared on the basis of Canadian GAAP, which differs in certain respects from United States GAAP. For a summary of differences between Canadian and United States GAAP, please refer to note 25 to our audited consolidated financial statements for the fiscal year ended December 31, 2008 filed as part of Telesat Canada’s final prospectus dated June 29, 2009 filed with the US Securities and Exchange Commission and to note 19 to the unaudited consolidated interim financial statements for the three and nine months periods ended September 30, 2009 contained in this Quarterly Report.
Forward-Looking Statements Safe Harbor
This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this Quarterly Report, the words “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s final prospectus filed with the United States Securities and Exchange Commission (“SEC”) on June 29, 2009 as well as Telesat Canada’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing Telesat’s debt, Telesat’s leverage, volatility in exchange rates, and Telesat’s dependence on a few large customers for a significant proportion of its revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunications services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with Telesat’s significant shareholders, litigation, and market risks. The foregoing list of important factors is not exclusive. The information contained in this Quarterly Report reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this report. Telesat disclaims any obligation or undertaking to update or revise the information herein.
Overview
We are the fourth largest fixed satellite services operator, with offices and facilities around the world. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting & Other.
The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made the incremental cost to maintain and operate the satellite is relatively low over the life of the satellite, with the exception of in-orbit insurance. After approximately forty years of operation, Telesat Canada has established collaborative relationships with its customers. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s service life. Historically, this has resulted in revenues from the satellite services business being fairly predictable.

Competition in the satellite services market has been intense in recent years due to a number of factors, including transponder over-capacity for some frequency bands in certain geographic regions, and increased competition from terrestrial-based communication networks.
At September 30, 2009, we provided satellite services to customers from our fleet of 11 in-orbit satellites. A 12th satellite, Nimiq 5, was launched on September 17, 2009 and placed into commercial service on October 10, 2009. These 12 satellites had, as of September 30, 2009, an average of approximately 59.5% service life remaining, with an average service life remaining of approximately 8.6 years. We calculate these figures using, for each satellite, the lesser of its manufacturers’ design life or our estimate of the expected end-of-commercial-service life. We periodically review, using current engineering data, our estimates of the expected end-of-commercial-service lives of our satellites. At September 30, 2009, our estimate of the expected end-of-commercial-service life for our Anik F1 satellite was 2016, as compared to our previous estimate which was 2013. We currently have one satellite under construction: Telstar 14R/Estrela do Sul 2, which we anticipate will be operational in the second half of 2011. Nimiq 3, a leased satellite, was removed from commercial service on June 1, 2009. In July 2009, we completed the transaction with APT wherein we terminated our leasehold interest in Telstar 10. The termination of that leasehold interest had an impact on our financial results, notably by reducing revenues, EBITDA, adjusted EBITDA margin, amortization as well as contracted revenue backlog.
Telesat Canada and its affiliates are authorized by governments, including those of Canada, the United States and Brazil, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.
Recent Developments
On September 17, 2009, we announced that Bell TV, the leading provider of direct-to-home services in Canada, has agreed to utilize a new Telesat direct broadcast satellite, to be named Nimiq 6, which is planned for construction beginning in the first quarter of 2010. We also announced that EchoStar Corporation, which had previously contracted for half the capacity of Telesat’s new Nimiq 5 satellite, has committed to use the entire available Nimiq 5 payload for the 15-year manufacturer's design life of the satellite.
On September 18, 2009, we announced the successful launch of our Nimiq 5 satellite. Nimiq 5 was placed into commercial service at the 72.7 degrees West orbital location on October 10, 2009. The satellite was manufactured by Space Systems/Loral using their 1300 platform. It has 32 high-powered Ku-band transponders.
We previously reported having discussions regarding the potential sale of our interests in one of our international satellites and related assets. Those discussions have terminated.
September 30, 2009 Compared with September 30, 2008
The following compares our consolidated results of operations for the three and nine month periods ended September 30, 2009 and 2008.
Revenue

	Three Months		Nine Months		% Increase / Decrease
	Ended September 30,		Ended September 30,		Three Months	Nine Months
	2009	2008	2009	2008	2009 vs. 2008	2009 vs. 2008
	(in CAD$ millions except percentages)
Broadcast	95	81	303	242	17%	26%
Enterprise	84	83	266	242	1%	10%
Consulting and other	8	8	23	20	7%	12%

	187	172	592	504	9%	17%

Revenues from Broadcast increased by $14 million for the three months ended September 30, 2009 as compared to the three months ended September 30, 2008, and by $61 million for the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008. The increases in both periods are primarily due to new services on Nimiq 4 (a satellite which only entered into commercial service in October 2008) and the impact of the U.S. dollar. These increases were partially offset by declines in other areas including the effect of the termination of our leasehold interest in Telstar 10 in July 2009, the scheduled turndown of certain transponders on Nimiq 2, the removal from service of Nimiq 4iR on January 30, 2009 and the removal from service of Nimiq 3 on June 1, 2009.
Revenues from Enterprise increased by $1 million for the three months ended September 30, 2009 as compared to the three months ended September 30, 2008, and by $24 million for the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008. The increases in both periods are primarily due to new services on Telstar 11N (a satellite which entered commercial service in the second quarter of 2009), the impact of the U.S. dollar and new Enterprise service contracts. These increases were partially offset by the termination of our leasehold interest in Telstar 10 in July 2009.
Consulting and other increased by $0.6 million for the three months ended September 30, 2009 as compared to the three months ended September 30, 2008. Consulting and other increased by $3 million for the nine months ended September 30, 2009 as compared to the same period in 2008. A significant portion of consulting revenues relate to one-time contracts in specific periods and do not normally recur year-over-year.
The impact of the stronger U.S. dollar in 2009 on total revenues was an increase of $5.7 million for the three months ended September 30, 2009 and an increase of $53.0 million for the nine months ended September 30, 2009. The average exchange rate during the third quarter of 2009 for the translation of revenue items was 1USD = 1.112 CAD, whereas the average rate for the third quarter of 2008 was 1USD = 1.0339 CAD. The average exchange rate for the nine month period in 2009 for the translation of revenue items was 1USD = 1.1784 CAD as compared to 1USD = 0.9460 CAD in 2008. The impact of the termination of our leasehold interest in Telstar 10, turndown of transponders on Nimiq 2 and the removal from service of Nimiq 3 and Nimiq 4iR on total revenues was, in the aggregate, a decrease of approximately $11 million and approximately $13 million for the three and nine month periods ended September 30, 2009, respectively.
Operating Expenses

	Three Months		Nine Months		% Increase / Decrease
	Ended September 30,		Ended September 30,		Three Months	Nine Months
	2009	2008	2009	2008	2009 vs. 2008	2009 vs. 2008
	(in CAD$ millions except percentages)
Amortization	58	57	184	173	2%	6%
Operations and administration	56	58	173	177	(4)%	(2)%
Cost of equipment sales	4	5	12	17	(18)%	(26)%

Total operating expenses	118	120	369	367	(1)%	1%

Amortization expense was essentially unchanged for the three months ended September 30, 2009 and increased by $11 million for the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008. The increase is due to nine months of amortization for Nimiq 4 and six months for Telstar 11N with no corresponding expense in 2008. The increase was partially offset by four months less of amortization expense for Telstar 10 and related intangibles, lower amortization expense on non-satellite equipment due to asset sales and equipment disposals, and lower amortization on the other backlog intangibles.
Operations and administration expenses decreased by $2 million for the three months ended September 30, 2009 as compared to the three months ended September 30, 2008. Operations and administration expenses decreased by $4 million for the nine months ended September 30, 2009 as compared to the same periods in 2008. These cost reductions were net of increases for the foreign exchange impact of U.S. dollar denominated expenses, 2009 stock option expense and certain non-recurring expenses, which in the aggregate totalled $6 million for the three months and $24 million for the nine months ended September 30, 2009, respectively. The stock option plan was introduced in September 2008 and the first expense under the plan was recorded during the fourth quarter of 2008, following the completion of a valuation of the stock options.
Cost of equipment sales decreased by $1 million for the three months ended September 30, 2009 and by $5 million for the nine months ended September 30, 2009 as compared to the same periods in 2008. The decreases are the result of fewer equipment sales, notably in the oil and gas industry partially offset by the end of amortization of prior period Ka-band equipment sales to resellers.

Interest Expense

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008
	(in CAD$ millions)
Debt service costs	69	72	213	209
Dividends on senior preferred shares	3	3	10	7
Capitalized interest	(5)	(11)	(18)	(31)

Total interest expense	67	64	205	185

Debt service costs decreased by $3 million for the quarter ended September 30, 2009 as compared to the same quarter in 2008. The reduction in debt service costs for the third quarter is the result of a reduction in the average interest rate partially offset by an increase in the U.S. dollar to Canadian dollar average exchange rate. Debt service costs increased by $4 million for the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008. This increase is due to the impact of the stronger U.S. dollar in 2009 on interest expense relating to the U.S. dollar denominated debt, partially offset by a lower weighted average interest rate in 2009 for the Canadian dollar denominated debt.
Capitalized interest decreased by $6 million for the quarter ended September 30, 2009 compared to the same quarter in 2008 as a result of fewer satellite construction programs in process and of those programs that were in process, they were in an earlier stage of construction. Capitalized interest decreased by $13 million for the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008 as satellite construction programs in process in an earlier stage of construction.
Other Expense (Income)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008
	(in CAD$ millions)
Foreign exchange loss (gain)	(273)	123	(461)	226
Loss (gain) on financial instruments	95	(69)	132	(120)
Interest income	—	—	—	(1)
Performance incentive payments and milestone interest expense	1	1	3	3
Other	(34)	1	(34)	—

Total other expense (income)	(211)	56	(360)	108

The foreign exchange gain for the three months ended September 30, 2009 was $273 million compared to the loss of $123 million for the three months ended September 30, 2008. This was the result of the stronger Canadian dollar at the end of the third quarter as compared to the end of the prior quarter. The foreign exchange gain for the nine months ended September 30, 2009 was a gain of $461 million compared to the loss of $226 million for the nine months ended September 30, 2008 as a result of fluctuations in foreign exchange rates.
The losses and gains on financial instruments result from the impact of the variations in exchange rates and interest rates on the market value of the Company’s derivative instruments which include foreign currency forward contracts, cross-currency basis swap and interest rate swaps.
The other income for the three months ended September 30, 2009 includes a $35 million gain on the Company’s termination of its leasehold interest in the Telstar 10 satellite along with the transfer of certain related customer contracts.

Income Taxes
The income tax expense for the three months ended September 30, 2009 was $10 million, an increase of $15 million compared to the recovery for the three months ended September 30, 2008, mainly due to the impact on future taxes of the foreign exchange gains. The income tax expense for the nine months ended September 30, 2009 was $28 million, a $32 million increase over the same period in 2008, mainly due to the impact on future taxes of the foreign exchange gains, partially offset by the successful resolution to an appeal concerning Anik F1 and F1R deductions.
Backlog
Contracted revenue backlog represents our expected future revenues (without discounting for present value) under all current contractual service agreements, including any deferred revenues that we will recognize in the future in respect of cash already received. The significant majority of this contractual backlog is in respect of service or other agreements for satellite capacity. Our contracted backlog is comprised of all amounts due under a contract through to the expiration date. We do not assume a given contract will be renewed beyond its stated expiration date. Contracted backlog is attributable both to satellites currently in orbit and to one satellite, Nimiq 5, which was undergoing in-orbit testing as at September 30, 2009 and which entered commercial service on October 10, 2009. As of September 30, 2009, our contracted backlog, including the Nimiq 5 satellite, was approximately $4.8 billion. This number excludes Telstar 10 and Nimiq 6 and includes approximately $335 million of customer prepayments that we have already received.
We expect our backlog to be recognized as follows:

Balance Of 2009	2010	2011	2012	2013	2014 and thereafter
(in CAD$ millions)

168	633	561	470	416	2,503
Liquidity and Capital Resources
Cash and Available Credit
As of September 30, 2009, we had $117 million of cash and short-term investments as well as approximately $153 million of borrowing availability under our Revolving Facility. Subsequent to September 30, 2009, we received a net amount of US$39 million in customer prepayments. We believe that cash and short-term investments as of September 30, 2009, net cash provided by operating activities, cash flow from customer prepayments and drawings on the available lines of credit under the Credit Facility (as defined below) will be adequate to meet our expected cash requirement for activities in the normal course of business, including interest and required principal payments on debt as well as planned capital expenditures for the next twelve months.
We believe we have adopted a conservative policy relating to and governing the investment of our surplus cash. The investment policy does not permit us to engage in speculative or leveraged transactions, nor does it permit us to hold or issue financial instruments for trading purposes. The investment policy was designed to preserve capital and safeguard principal, to meet all of our liquidity requirements and to provide a competitive rate of return. The investment policy addresses dealer qualifications, lists approved securities, establishes minimum acceptable credit ratings, sets concentration limits, defines a maturity structure, requires all firms to safe keep securities, requires certain mandatory reporting activity and discusses review of the portfolio. We operate our investment program under the guidelines of our investment policy.
Cash Flows From Operating Activities
Cash provided by operating activities for the nine months ended September 30, 2009 was $211 million. Adjusted net earnings for the period was $362 million which consists of net earnings of $351 million, customer prepayments of $4 million and cash flows from operating assets and liabilities of $7 million. The adjusted net earnings was reduced by non-cash items of $151 million comprised mainly of amortization and unrealized foreign exchange.
Cash provided by operating activities for the nine months ended September 30, 2008 was $136 million. Adjusted net loss for the period was $97 million which consists of a net loss of $151 million reduced by customer prepayments of $23 million and an increase in cash flows from operating assets and liabilities of $31 million and by non-cash items of $233 million comprised mainly of amortization and unrealized foreign exchange.

Cash Flows Used in Investing Activities
Cash used in investing activities for the nine months ended September 30, 2009 was $152 million, and was comprised of capital expenditures of $218 million for the construction of the Nimiq 5, Telstar 11N, and Telstar 14R satellites, and capital expenditure of $5 million for satellite control facilities for these satellites, offset by $71 million in proceeds on disposal of assets primarily from Telstar 10.
Cash used in investing activities for the nine months ended September 30, 2008 was $205 million, and was comprised of capital expenditures of $207 million primarily for the construction of the Nimiq 4 (launched in September 2008), Telstar 11N (launched in February 2009) and Nimiq 5 (launched in September 2009) satellites. In addition, there were capital expenditures of $7 million for satellite control facilities for these satellites, offset by insurance proceeds of $4 million and proceeds on the disposal of assets of $5 million.
Cash Flows From (Used in) Financing Activities
Cash used in financing activities for the nine months ended September 30, 2009 was $41 million, and consists of the repayment of bank loans and debt financing of $46 million, capital lease payments of $14 million and satellite performance incentive payments of $5 million. Cash flows from financing activities consisted of borrowings of $24 million.
Cash from financing activities for the nine months ended September 30, 2008 was $76 million and consisted of borrowings of $184 million, offset by repayments of bank loans and debt financing of $77 million, capital lease payments of $28 million and satellite performance incentive payments of $3 million.
Liquidity
The Telesat Canada purchase price of $3.25 billion as well as transaction fees and expenses, the repayment of existing Loral Skynet debt and preferred stock, and Telesat Canada debt were funded by cash from Loral and PSP as well as borrowings by Telesat Canada.
A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe our cash flow from operations will be sufficient to provide for our capital requirements and to fund our interest and debt payment obligations for the next twelve months. We also believe that our cash and cash equivalents, cash flow from operations and current lines of credit will be sufficient to fund the construction of Telstar 14R and Nimiq 6.
The construction of Telstar 14R, the construction of Nimiq 6 to commence in early 2010, and the potential replacement of other satellites in our fleet require significant capital expenditures during the 2010-2013 period. Where economically feasible, we may choose to invest in new satellites to utilize available orbital slots and further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility. In addition, we may sell certain satellite assets, and in accordance with the terms and conditions of our Credit Facility, reinvest the proceeds in replacement satellites or pay down indebtedness under that senior Credit Facility. Subject to market conditions, and subject to compliance with the terms and conditions of our Credit Facility and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund replacement or additional satellites. However, our ability to access these sources of funding is not guaranteed and, therefore, we may not be able to fully fund replacement and new satellite construction programs.
We maintain a target of approximately $25 million in cash and cash equivalents within our subsidiary operating entities for the management of our liquidity. Our intention is to maintain at least this level of cash and cash equivalents to assist with the day-to-day management of our cash flows. We may typically transfer funds between subsidiary entities without restriction. Exceptions, where restrictions apply, include transfers to and from unrestricted subsidiaries, as defined in borrowing arrangements. Transfers across international boundaries may be subject to withholding taxes or local legal restrictions, including foreign exchange controls or solvency tests governing dividends.

Debt
In connection with the Telesat Canada acquisition, we entered into agreements with a syndicate of banks to provide Telesat Canada with, in each case as described below, senior secured credit facilities (the “Credit Facility”), a senior bridge loan facility (the “Senior Bridge Loan”) and a senior subordinated bridge loan facility (the “Senior Subordinated Bridge Loan”) (together the “Facilities”). The Facilities are also guaranteed by Telesat Holdings and certain Telesat Canada subsidiaries.
Senior Secured Credit Facilities
The Credit Facility is secured by substantially all of our assets. Under the terms of the Credit Facility, we are required to comply with certain covenants which are usual and customary for highly leveraged transactions, including financial reporting, maintenance of certain financial covenant ratios for leverage and interest coverage, a requirement to maintain minimum levels of satellite insurance, restrictions on capital expenditures, a restriction on fundamental business changes or the creation of subsidiaries, restrictions on investments, restrictions on dividend payments, restrictions on the incurrence of additional debt, restrictions on asset dispositions and restrictions on transactions with affiliates. We were also required to enter into swap agreements that will effectively fix or cap the interest rates on at least 50% of our funded debt for a three year period ending October 31, 2010. Each tranche of the Credit Facility is subject to mandatory principal repayment requirements, which, in the initial years, are generally 1/4 of 1% of the initial aggregate principal amount.
The Credit Facility consists of several tranches, which are described below.
Revolving Facility
The Revolving Facility is a $153 million loan facility with a maturity date of October 31, 2012. Loans under the Revolving Facility currently bear interest at a floating rate plus an applicable margin based upon a leverage pricing grid. The applicable margin is subject to a leverage pricing grid. The Revolving Facility currently has an unused commitment fee of 50 bps that is subject to adjustment based upon a leverage pricing grid. As of September 30, 2009, other than approximately $0.4 million in drawings related to letters of credit, there were no borrowings under this facility.
Canadian Term Loan Facility
The Canadian Term Loan Facility is a $200 million loan with a maturity date of October 31, 2012. As of September 30, 2009, $187.5 million of the facility was drawn. The Canadian Term Loan Facility bears interest at a floating rate of the Bankers Acceptance borrowing rate plus an applicable margin of 275 basis points. The required repayment on the Canadian term loan facility was $5 million for the year ended December 31, 2008 and will be $10 million for the year ended December 31, 2009.
U.S. Term Loan Facility
The U.S. Term Loan Facility is a US$1.905 billion ($2.037 billion) loan facility denominated in U.S. dollars with a final maturity date of October 31, 2014. The U.S. Term Loan Facility is made up of two facilities, a US$1.755 billion U.S. Term Loan I Facility and a US$150 million U.S. Term Loan II Facility. As of September 30, 2009, the amounts drawn under these facilities were US$1.724 billion ($1.844 billion) and US$148.1 million ($158.4 million) respectively. The U.S. Term Loan Facility bears interest at LIBOR plus an applicable margin of 300 basis points.
The U.S. Term Loan II Facility was a 12 month delayed draw facility for satellite capital expenditures and had an unused commitment fee of 1/2 the applicable margin which is 150 basis points. We drew the full amount of this facility during the 12 month availability period which ended in 2008.

In order to hedge our currency risk both at closing and over the life of the loans, Loral Skynet entered into a currency basis swap to synthetically convert US$1.054 billion of U.S. dollar commitment to $1.224 billion and transferred the benefit of the basis swap to Telesat Canada prior to closing. This currency basis swap is being amortized on a quarterly basis at 1/4 of 1% of the original amount. As of September 30, 2009, the balance of this swap was $1.203 billion and bears interest at a floating rate of Bankers Acceptance plus an applicable margin of approximately 382 basis points.
Senior Bridge Loan and Senior Notes
The Senior Bridge Loan was a US$692.8 million senior unsecured loan facility denominated in U.S. dollars advanced on the closing date. The Senior Bridge Loan had a maturity of October 31, 2008 and an initial interest rate per annum equal to the greater of 9% or three-month LIBOR plus the applicable margin. The applicable margin increased over time subject to an interest rate cap of 11%. The Senior Bridge Loan was subject to a securities demand on or after April 28, 2008.
On June 30, 2008, we exchanged the outstanding US$692.8 million Senior Bridge Loan for US$692.8 million Senior Notes ($740.9 million at September 30, 2009). The Senior Notes bear interest at an annual rate of 11.0% and are due November 1, 2015. The Senior Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior notes prior to May 1, 2012, in each case subject to exceptions provided in the Senior Notes indenture.
On August 3, 2009, we completed an offer to exchange any and all of the US$692.8 million outstanding principal amount of restricted 11.0% Senior Notes due 2015 for an equal amount of registered 11.0% Senior Notes due 2015. Holders of US$682.8 million outstanding principal amount of the 11.0% Senior Notes due 2015 exchanged their restricted notes for registered notes.
Senior Subordinated Bridge Loan and Senior Subordinated Notes
The Senior Subordinated Bridge Loan was a US$217.2 million senior subordinated unsecured loan facility denominated in U.S. dollars advanced on the closing date. The Senior Subordinated Bridge Loan had a maturity of October 31, 2008 and an initial interest rate per annum equal to the greater of 10.5% or three-month LIBOR plus the applicable margin. The applicable margin increased over time subject to an interest rate cap of 12.5%. The Senior Subordinated Bridge Loan was subject to a securities demand on or after April 28, 2008.
On June 30, 2008, we also exchanged the outstanding US$217.2 million Senior Subordinated Bridge Loan for US$217.2 million Senior Subordinated Notes ($232.3 million at September 30, 2009). The Senior Subordinated Notes bear interest at a rate of 12.5% and are due November 1, 2017. The Senior Subordinated Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Subordinated Notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior Subordinated Notes indenture.
On August 3, 2009, we completed an offer to exchange any and all of the US$217.2 million outstanding principal amount of restricted 12.5% Senior Subordinated Notes due 2017 for an equal amount of registered 12.5% Senior Subordinated Notes due 2017. Holders of all of the 12.5% Senior Subordinated Notes due 2017 exchanged their restricted notes for registered notes.
As of September 30, 2009, we were in compliance with the financial covenants of our Credit Facility and the indentures governing our 11% Senior Notes due 2015 and 12.5% Senior Subordinated Notes due 2017.
Debt Service Cost
An estimate of the interest expense on the Facilities is based upon assumptions of LIBOR and Bankers Acceptance rates and the applicable margin for the Credit Facility. Our estimated interest expense for 2009 is approximately $288 million.

Derivatives
We have used interest rate and currency derivatives to hedge our exposure to changes in interest rates and changes in foreign exchange rates.
We use forward contracts to hedge our foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments. At September 30, 2009, we had outstanding foreign exchange contracts which require us to pay Canadian dollars ($33.6 million) to receive US$31.6 million for future capital expenditures and interest payments. The fair value of these derivative contract liabilities was an unrealized gain of $0.2 million as of September 30, 2009. These forward contracts are due between October 1, 2009 and December 1, 2009.
In order to hedge our currency risk, both at closing and over the life of the loans, Loral Skynet entered into a currency basis swap to synthetically convert US$1.054 billion of the U.S. Term Loan Facility debt into $1.224 billion of debt. Loral Skynet transferred the currency basis swap to Telesat Canada prior to closing. The fair value of this derivative contract, which at September 30, 2009 had a balance of $1,202.8 million (US$1,035.6 million), resulted in an unrealized loss of $115.9 million. This non-cash loss will remain unrealized until this contract is settled. The contract is due October 31, 2014.
On November 30, 2007, we entered into a series of five interest rate swaps to fix interest rates on US$600 million of U.S. dollar denominated debt and $630 million of Canadian dollar denominated debt for an average term of 3.2 years. On August 25, 2009, we extended the term of the interest rate swaps related to the $630 million of Canadian dollar denominated debt to October 31, 2014. As of September 30, 2009, the fair value of these derivative contract liabilities was an unrealized loss of $58.9 million. This non-cash loss will remain unrealized until the contracts are settled. These contracts mature on various dates between January 31, 2010 and October 31, 2014.
In October 2009, we entered into a swap for an additional $300 million to fix the interest rate on Canadian dollar denominated debt from January 2011 to October 2014.
Non-GAAP Measures
Adjusted EBITDA and Adjusted EBITDA margin
The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, we use revenues and deduct certain operating expenses (including making adjustments to operating expenses for stock based compensation expense and unusual non-recurring items, including restructuring related expenses) to obtain operating loss/income before depreciation and amortization (“Adjusted EBITDA”) and Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to operating revenues) as measures of our operating performance.
Adjusted EBITDA allows us and investors to compare our operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, and certain other expenses. Financial results of competitors in our industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists us and investors to compare operating results exclusive of these items. Competitors in our industry have significantly different capital structures. The use of Adjusted EBITDA improves comparability of performance by excluding interest expense.
We believe the use of Adjusted EBITDA and Adjusted EBITDA margin along with GAAP financial measures enhances the understanding of our operating results and is useful to us and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with GAAP financial measures and is not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income as an indicator of our operating performance.

For the quarter ended September 30, 2009, Adjusted EBITDA margin improved to 69%, compared to 64% in the same quarter in 2008.
Reconciliation of Adjusted EBITDA to Net Earnings:

FOR THE PERIOD ENDED SEPTEMBER 30	Three Months		Nine Months
(in CAD$ millions)(unaudited)	2009	2008	2009	2008

Net earnings (loss) applicable to common shares	203.4	(62.1)	351.4	(151.1)
Income Tax Expense	10.1	(5.1)	27.7	(3.8)
Other expense (income)	(211.5)	55.7	(360.5)	107.5
Interest Expense	67.1	64.1	204.9	185.1
Amortization	58.5	57.4	183.4	173.4
Restructuring charges	0.3	0.1	4.2	1.8
Non cash expense related to stock compensation	1.5	—	4.6	—

Adjusted EBITDA	129.4	110.1	415.7	312.9

Operating Revenues	187.0	172.2	592.2	504.4

Adjusted EBITDA Margin	69%	64%	70%	62%
Consolidated EBITDA for Covenant Purposes
Under the terms of our Credit Facility, we are required to comply with certain financial ratio maintenance covenants.
Telesat’s Consolidated EBITDA for Covenant Purposes is defined as income (loss) before the deduction of income taxes for Telesat Holdings and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non cash charges, losses on asset dispositions, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to stock compensation expense, consulting fees payable to Loral in mezzanine securities, plus, until March 31, 2009, projected cost savings expected to be achieved following the closure of the Telesat Canada acquisition. Additional sums which may be added include collections on sales type leases, and further adjustments made by made for revenues which may have been earned by satellites which have been subject to an insured loss. Deductions which are made in calculating Telesat’s Consolidated EBITDA for Covenant Purposes include extraordinary and non-recurring gains, non-cash gains, gains on asset sales and gains on sales-type leases, unless collected during the period. Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including gains or losses on derivative contracts).
Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with GAAP, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flows for management’s discretionary use as it does not include certain cash requirements for such as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants in the Credit Facility and the indentures governing the Senior Notes and Senior Subordinated Notes. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenants contained in our Credit Facility could results in the requirement to immediately repay all amounts outstanding, while non-compliance with the debt incurrence ratio contained in the indentures governing the Notes would prohibit us from being able to incur additional indebtedness other than pursuant to specific exceptions. Because not all companies use identical calculations, this presentation of Consolidated EBITDA for Covenant Purposes may not be comparable to other similarly titled measures of other companies. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of earnings (loss) before income taxes, which is a GAAP measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in our indentures and Credit Facility agreements (our “debt agreements”) and the calculation of the ratio of net debt to Consolidated EBITDA for Covenant Purposes, and interest expense to Consolidated EBITDA for Covenant Purposes as defined in our debt agreements. The terms and related calculations are defined in our debt agreements, copies of which are publicly available.

	Three Months	Three Months	Twelve Months	Twelve Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	December 31,	September 30,
(in CAD$ millions)	2008	2009	2008	2009

(Loss) earnings before income taxes	(67.2)	213.5	(987.3)	(453.3)
Less: impact of unrestricted subsidiary	(0.4)	(0.1)	(0.4)	1.2

Consolidated earnings for Covenant Purposes	(67.6)	213.4	(987.7)	(452.1)
Plus:
Interest expense	63.7	66.6	255.5	275.1
Depreciation expense	44.6	46.8	184.4	197.2
Any impairment charge or asset write-off and amortization of intangibles arising pursuant to FASB No. 141	11.6	10.9	531.7	529.2
Any loss from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	—	94.9	—	131.5
Other	(2.6)	4.3	47.0	30.8
Less:
Any income from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	(69.3)	—	(251.7)	(132.0)
Currency transaction losses (gains)	123.6	(273.3)	697.9	11.1
Other	0.5	(34.3)	(1.2)	(35.2)

Consolidated EBITDA For Covenant Purposes	104.5	129.3	475.9	555.6

As of September 30, 2009, Telesat’s Consolidated Total Debt to Consolidated EBITDA for Covenant Purposes ratio, for credit agreement purposes, was 5.66:1, which was less than the maximum test ratio of 8.50:1. The Consolidated EBITDA for Covenant Purposes to Consolidated Interest Expense ratio, for credit agreement compliance purposes, was 1.98:1, which was greater than the minimum test ratio of 1.25:1.
The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes to Debt Financing:

	Three Months
	Ended	Year Ended
	September 30,	December 31,
Debt (in CAD$ millions except where noted)	2009	2008
U.S. dollar denominated debt
U.S. Term Loan I (USD$)	1,724.3	1,737.5
U.S. Term Loan II (USD$)	148.1	149.2
Senior Notes (USD$)	692.8	692.8
Senior Subordinated Notes (USD$)	217.2	217.2

	2,782.4	2,796.7
Foreign exchange adjustment	193.4	628.1

Subtotal (CAD$)	2,975.8	3,424.8

Debt issue expenses	(76.0)	(83.6)

CAD denominated debt
Canadian Term Loan	187.5	195.0
Revolving facility	—	—
Other debt financing	—	0.3

Debt Financing	3,087.3	3,536.5

	Three Months
	Ended	Year Ended
	September 30,	December 31,
(in CAD$ millions)	2009	2008

Debt financing	3,087.3	3,536.5

Adjustments for Covenant Purposes:
Unrestricted subsidiary	(22.0)	(25.4)
Debt issue expenses	76.0	83.6
Capital leases	22.0	39.9
Cross currency basis swap adjustment	95.3	(65.9)
Other	0.3	0.2
Cash (adjusted for unrestricted subsidiaries)	(115.0)	(98.5)

Consolidated Total Debt for covenant purposes	3,143.9	3,470.4

The following is a reconciliation of our consolidated Interest Expense for Covenant Purposes to Interest Expense:

	Twelve Months
	Ended	Year Ended
	September 30,	December 31,
(in CAD$ millions)	2009	2008

Interest Expense	277.4	257.6

Adjustments for Covenant Purposes:
Capitalized interest	26.0	39.0
Dividends on preferred shares (non-cash)	(12.6)	(9.9)
Amortization of financing costs	(11.9)	(9.8)
Cash interest income	(1.0)	(1.5)
Other	5.4	—
Effect of unrestricted subsidiary	(2.3)	(2.1)

Interest Expense for Covenant Purposes	281.0	273.4

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Credit Risk Related to Financial Instruments
Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents and short-term investments. Investment of these funds is done with high quality financial institutions and is governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.
We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings which have generally received support from national governments. We regularly monitor their credit risk and credit exposure.
Foreign Exchange Risk
Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing. We are also exposed to foreign currency risk on anticipated transactions, such as the costs of satellite construction and acquisition.
Our main currency exposures as at September 30, 2009 lie in our U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.
Approximately 45% of our revenues for the quarter ended September 30, 2009, certain of our expenses and a substantial portion of our indebtedness and capital expenditures are denominated in U.S. dollars. As a result, the volatility of United States currency may expose us to foreign exchange risks. In the third quarter of 2009, as a result of a significant increase in the value of the Canadian dollar, we recorded foreign exchange gains of approximately $273 million, prior to any loss on hedging instruments.
Interest Rate Risk
We are exposed to interest rate risk on our cash and cash equivalents and our long term debt which is primarily variable rate financing. Changes in the interest rates could impact the amount of interest we are required to pay.

Derivative Financial Instruments
We use derivative instruments to manage our exposure to foreign currency and interest rate risk. Our policy is that we do not use derivative instruments for speculative purposes.
We use the following instruments:
•	forward currency contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments;

•	a cross-currency basis swap to hedge the foreign currency risk on a portion of our U.S. dollar denominated debt; and

•	interest rate swaps to hedge the interest rate risk related to debt financing which is primarily variable rate financing.
Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. Fair values are based on estimates using present value and other valuation methods.
These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations, and our derivative instruments and other financial instruments that are sensitive to changes in foreign exchange rates, including currency forwards and our cross-currency basis swap. The information is reported in Canadian dollar equivalents, which is our reporting currency.
Interest Rate Sensitivity

September 30, 2009	Expected Maturity Date
(in CAD$ millions)	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
Liabilities
Long-term Debt
Variable rate (CAD denominated)	2.5	15.0	90.0	80.0	—	—	187.5	175.3
Average interest rate	3.15%	3.23%	3.95%	4.86%	—	—

Variable rate (USD denominated)	5.1	20.4	20.4	20.4	20.4	1,915.9	2,002.5	1,902.4
Average interest rate	3.24%	3.42%	4.07%	4.73%	5.39%	5.75%

Fixed rate (USD denominated)	—	—	—	—	—	973.2	973.2	1,028.4
Average interest rate	—	—	—	—	—	11.36%	11.36%

	Expected Maturity Date
Interest Rate Derivatives	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
Interest Rate Swaps
Variable to Fixed (CAD notional)	—	330.0	300.0	—	—	630.0	1,260.0	(26.3)
Average pay rate	—	4.30%	4.40%	—	—	3.25%
Average receive rate		0.48%	1.20%			2.83%

Variable to Fixed (USD notional)	—	107.0	534.8	—	—	—	641.7	(32.6)
Average pay rate	—	3.79%	3.99%	—	—	—
Average receive rate		0.42%	1.07%

Exchange Rate Sensitivity

September 30, 2009	Expected Maturity Date
(in CAD$ millions)	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
On-Balance Sheet Financial Instruments
USD Functional Currency
Assets
Derivative Assets (Cross currency basis swap)	4.1	12.2	12.2	12.2	12.2	1,149.7	1,202.8	(115.9)

Liabilities
USD denominated long-term debt
Variable rate (USD denominated)	5.1	20.4	20.4	20.4	20.4	1,915.9	2,002.5	1,902.4
Average interest rate	3.24%	3.42%	4.07%	4.73%	5.39%	5.75%

Fixed rate (USD denominated)	—	—	—	—	—	973.2	973.2	1,028.4
Average interest rate	—	—	—	—	—	11.36%	11.36%	—

	Expected Maturity Date
Anticipated Transactions and Related Derivatives	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
USD Functional Currency
Firmly Committed Transactions:
Forward Exchange Agreements (Receive USD/Pay CAD)
Contract Amount	33.6	—	—	—	—	—	33.6	0.2
Average Contractual Exchange Rate	1.0616	—	—	—	—	—	1.0616

PART II. OTHER INFORMATION
Item 1. Legal Proceedings
We discuss certain legal proceedings in Telesat Canada’s final prospectus dated June 29, 2009 filed with the US Securities and Exchange Commission in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings.
In that final prospectus, we describe a dispute between Telesat Canada and its insurers relating to a claim made by Telesat Canada for losses suffered as a result of a power loss on the Anik F1 satellite. The amount in dispute is approximately US$18 million, and we reported having advised the insurers of Telesat Canada’s intention to proceed with arbitration of the dispute. On July 30, 2009, Telesat Canada served its claim in accordance with the procedural rules governing the arbitration. The insurers served their Statement of Defense on October 16, 2009. No date for a hearing has been set at this time.
Item 1A. Risk Factors
Our business and operations are subject to a significant number of known and unknown risks and uncertainties.
The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Canada’s final prospectus dated June 29, 2009 and other filings with the US Securities and Exchange Commission. There are no material changes to those risk factors. However, in the final prospectus under “Risks Related to Our Business” we identify one such risk as “Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts”. As previously disclosed, Anik F2 has experienced and continues to experience intermittent anomalies with certain amplifiers in the Ka-band and Ku-band payloads. On October 22, 2009, the severity of the anomaly in one amplifier required that a spare amplifier be turned on although customer service was not affected. On October 15, 2009, Nimiq 1 experienced a further solar array circuit failure, resulting in a reduction of total available power. At this time, the solar array power remains sufficient to support operations through the end of Nimiq 1’s manufacturer’s design life.
The presence of these anomalies, and of anomalies reported by other operators in satellites of the same series, may limit our ability to insure certain satellites against future failures which result from these anomalies, or may increase our costs to insure these satellites. Furthermore, anomalies experienced by one or more of our satellites could result in lost revenues, other increased costs or termination of contracts by our customers.
Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3. Defaults Upon Senior Securities
None.
Item 4. Submission of Matter to a Vote of Securities Holders
None.
Item 5. Other Information
None.
Item 6. Exhibits
Not applicable.